SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 17, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If ‘Yes‘ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      This Form 6-K consists of the following three documents, which appear immediately following this page:

•	Invitation to the Annual General Meeting of UBS AG

•	Additional Information for our US Shareholders

•	Annual Review 2003

Invitation to the
Annual General Meeting of UBS AG

Thursday, 15 April 2004, 2.30 p.m. (doors open 1.30 p.m.)
St. Jakobshalle, Brüglingerstrasse 21, Basel

Agenda

1.	Annual Report, Group and Parent Company Accounts for 2003 Reports of the Group and Statutory Auditors

2.	Appropriation of retained earnings Dividend for financial year 2003

3.	Discharge of the members of the Board of Directors and the Group Executive Board

4.	Elections
4.1.	Re-election of Board member: Sir Peter Davis
4.2.	Election of new Board members:
4.2.1.	Stephan Haeringer
4.2.2.	Helmut Panke
4.2.3.	Peter Spuhler
4.3.	Re-election of Group and Statutory Auditors: Ernst & Young Ltd., Basel

5.	Capital reduction
5.1.	Cancellation of shares repurchased under the 2003/2004 share buyback program and respective amendment of Article 4 of the Articles of Association
5.2.	Approval of a new 2004/2005 share buyback program

Annual General Meeting of UBS AG, 15 April 2004

Introduction

Requests for including items in the agenda

On 4 February 2004, UBS published a notice in various Swiss and international newspapers and on its Internet website www.ubs.com/shareholder-meeting inviting qualifying shareholders to submit their request that individual items be included in the agenda in the form of actual motions by 24 February 2004. No requests were submitted.

Call to register claims

The capital reduction to be achieved via cancellation of repurchased shares may only take place once the filing period for creditors to request satisfaction for or security of their claims has been terminated in accordance with article 733 of the Swiss Code of Obligations. The notice will be published in the Swiss Commercial Gazette after the General Meeting of Shareholders. Claims may be registered during a period of two months. For the capital reduction to become effective, a report by the Statutory Auditors, confirming that creditors’ claims shall remain fully covered and the liquidity of the Bank assured even after the capital reduction is another precondition. The Statutory Auditors’ report as of 31 December 2003 has been provided.

Organizational issues

Admission cards for the Annual General Meeting

Shareholders listed in the Share Register of UBS AG in Switzerland can order their admission card from the following address up to 8 April 2004, using the order form attached to this invitation:
UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders listed in the Share Register in the United States can order their admission cards in writing up to 8 April 2004 from: Mellon Investor Services, Proxy Processing, P.O. Box 3567, S. Hackensack, NJ 07606-9267.

Any admission cards already issued will lose their validity and will be recalled if the shares concerned are sold prior to the Annual General Meeting and the Share Register is notified of the sale.

Representation at the Annual General Meeting

Shareholders may be represented at the General Meeting by their legal representative or, based on a written proxy, by any other shareholder entitled to vote at the Meeting, or by his/her custodian bank. In addition, every shareholder is entitled to have his/her shares represented at the General Meeting by
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate proxy or a custody proxy
–	Fiduciary company Altorfer Duss & Beilstein (Urs Zeltner, Attorney and Notary), P.O. Box 1156, CH-8021 Zurich as an independent proxy.

Zurich and Basel, 27 February 2004

UBS AG
For the Board of Directors:

Marcel Ospel, Chairman
Gertrud Erismann-Peyer, Company Secretary

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Item 1

Annual Report, Group and Parent Company Accounts for 2003

Reports of the Group and Statutory Auditors

A. Motion

The Board of Directors proposes that the report on the financial year 2003 and the Group and Parent Company Accounts for 2003 be approved.

B. Explanations

The reports of the Board of Directors and the Group Executive Board are contained in the Financial Report. Additional information on strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control as well as on corporate bodies, their composition and authorities can be found in the “Handbook 2003/2004”. This document also contains the comprehensive information relating to corporate governance as required by the SWX Swiss Exchange directive. Copies of both publications can be ordered by shareholders and are also available on the Internet at www.ubs.com/investors. All shareholders registered in the share register automatically receive a copy of the Annual Review, which contains summary information with regard to our business performance in 2003.

The Group income statement shows total operating income of CHF 33,972 million and total operating expenses of CHF 25,624 million, resulting in a pre-tax profit of CHF 8,003 million and a net profit of CHF 6,385 million. At year-end, total consolidated assets amounted to CHF 1,386.0 billion, up CHF 204.9 billion from a year earlier. Shareholders’ equity totaled CHF 35.4 billion.

Parent Company net profit was CHF 4,197 million. Total operating income of CHF 19,117 million and total operating expenses of CHF 12,832 million resulted in an operating profit of CHF 6,285 million. Depreciations, write-offs and provisions amounted to CHF 1,577 million and extraordinary income to CHF 92 million. Extraordinary expenses totaled CHF 1 million and taxes amounted to CHF 602 million.

Ernst & Young Ltd. as Group and Statutory Auditors recommend in unqualified reports to the Annual General Meeting that the Group and Parent Company Accounts be approved. The Group Auditors confirm that “the Group financial statements present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2003 and 2002, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2003, in conformity with International Financial Reporting Standards (IFRS), and they comply with Swiss law”. The Statutory Auditors express their opinion that “the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s Articles of Association”.

3

Annual General Meeting of UBS AG, 15 April 2004

Item 2

Appropriation of retained earnings
Dividend for financial year 2003

A. Motion

The Board of Directors proposes that the Parent Company profit be appropriated as follows:

Profit for the financial year 2003 as per the income statement	CHF	4,197 million

Allocation to General statutory reserves	CHF	288 million
Proposed dividend	CHF	2,929 million
Allocation to Other reserves	CHF	980 million

Total allocated	CHF	4,197 million

The Board of Directors proposes to distribute a dividend of CHF 2.60 per share.

B. Explanations

The proposal of the Board of Directors to distribute a dividend of CHF 2.60 per share, 30% more than a year earlier, reflects the excellent financial results achieved in 2003. It is also proof of the Board of Directors’ and the Group Executive Board’s confidence in UBS’s ability to sustainably achieve good results in the future.

Upon approval of the proposal by the AGM, the distribution of CHF 1.69 per share (after deduction of 35% Swiss withholding tax) will be made on 20 April 2004 to shareholders on record as at 15 April 2004. The shares will be traded ex dividend on 16 April.

Item 3

Discharge of the members of the Board of Directors
and the Group Executive Board

Motion

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the financial year 2003.

Item 4

Elections

4.1. Re-election of Board member

A. Motion

The Board of Directors proposes that Sir Peter Davis be reelected for a three-year term of office:

B. Explanations

The term of office of Sir Peter Davis expires at the 2004 AGM. He is prepared to stand for re-election.

Sir Peter Davis (born 1941) has been a member of the Board since 2001 and is a member of the Audit and the Nominating Committees. He has been Group Chief Executive of J Sainsbury plc, London, since 2000 and is about to become its Chairman on 29 March 2004. Sir Peter is a British citizen.

A detailed CV of Sir Peter is published in the “Handbook 2003/2004” and is available on the Internet under www.ubs.com/boards.

4.2. Election of new Board members

Johannes A. de Gier and Hans Peter Ming are stepping down from the Board at the AGM 2004. Johannes de Gier is terminating his mandate early following his appointment to chairman of the UBS Group company SBC Wealth Management, in which the Private Label Banks and GAM, UBS’s specialist asset management firm, were integrated. Hans Peter Ming’s mandate expires at the AGM 2004. He is not standing for re-election, having reached retirement age.

4.2.1. Election of Stephan Haeringer

A. Motion

The Board of Directors proposes that Stephan Haeringer be elected to the Board as executive member.

B. Explanations

Stephan Haeringer (born 1946) is currently Deputy President of the UBS Group Executive Board. He has been with UBS since 1967, assuming a broad variety of responsibilities. Until mid-2002 he was CEO of the Business Group UBS Switzerland and of its Private and Corporate Clients Division. From 1996 until the UBS/SBC merger, he was Chief Executive Officer of Region

4

Switzerland of Union Bank of Switzerland. From 1991 to 1996, he served as Division Head Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, after having been an Executive Vice President since 1987. In 1988 he became Head of the Financial Division. During the years 1967 to 1988 Mr. Haeringer assumed various management roles within the areas of Investment Counseling, Specialized Investments, Portfolio Management, Securities Administration and Collateral Loans. For training purposes, Mr. Haeringer was assigned to other financial institutions in London and New York. He is a Swiss citizen.

The election of Stephan Haeringer will contribute to strengthening the Board’s financial services expertise.

4.2.2. Election of Helmut Panke

A. Motion

The Board of Directors proposes that Helmut Panke be elected to the Board as a non-executive member.

B. Explanations

Helmut Panke (born 1946) is Chairman of the Board of Management of BMW AG, Munich, Germany. Mr. Panke graduated from the University of Munich with a master’s degree in physics. After five years of research work at the University of Munich and the Swiss Institute for Nuclear Research, he was a consultant with McKinsey in Düsseldorf and Munich. In 1982, Helmut Panke joined BMW AG as Head of Planning and Controlling in the Research and Development Division and subsequently became Head of Corporate Planning, Head of Organization and Head of Corporate Strategy and Coordination. From 1993 to 1996 he was Chairman and CEO of BMW (US) Holding Corporation. In 1996 he was appointed to the Board of Management of BMW AG, where he was first responsible for Human Resources and Information Technology, later for Finance. Since May 2002 Mr. Panke has been Chairman of the Board of Management of BMW AG. He is a German citizen.

In addition to his engagement with BMW, Helmut Panke is a member of the Board of Directors of Microsoft Corporation.

4.2.3. Election of Peter Spuhler

A. Motion

The Board of Directors proposes that Peter Spuhler be elected to the Board as a non-executive member.

B. Explanations

Peter Spuhler (born 1959) is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989 when it was a small firm with 18 employees. Today Stadler Rail is an internationally successful company with almost 1,000 employees and sales of CHF 450 million, focussing on the regional and suburban light railway business. Stadler Rail is the world number 1 in the rack railway vehicle market. Peter Spuhler studied economics at the University of St. Gallen and joined Stadler Ltd. in 1987 as an employee. He is a Swiss citizen.

In addition to his engagement for Stadler Rail, Mr. Spuhler is a member of the Board of Directors of Von Roll Holding, Zurich, and of various professional interest groups. He is also a member of the Lower House of the Swiss Parliament (Nationalrat).

4.3. Re-election of Group and Statutory Auditors

A. Motion

The Board of Directors proposes that Ernst & Young Ltd., Basel, be re-elected for a one-year term of office as Group and Statutory Auditors.

B. Explanations

Ernst & Young Ltd., Basel, upon recommendation of the Audit Committee of the Board, is proposed for re-election for a further year in office as Group and Statutory Auditors. Ernst & Young have confirmed to the Audit Committee that they possess the level of independence required to take on this role and that their independence was not infringed by additional mandates performed for UBS. All such mandates were pre-approved by the Audit Committee. E&Y confirms, in addition, that they did not provide any services for UBS that the US Securities and Exchange Commission (SEC) has prohibited for the company’s principal auditor.

Ernst & Young have been in charge of the UBS audit since the merger in 1998. The “Handbook 2003/2004” provides additional information on the Auditors’ independence and the fees paid, as well as on the lead audit partners in charge.

5

Annual General Meeting of UBS AG, 15 April 2004

Item 5

Capital reduction

5.1. Cancellation of shares repurchased under the 2003/2004 share buyback program and respective amendment of article 4 of the Articles of Association

A. Motion

The Board of Directors proposes that 59,482,000 shares repurchased under the buyback program approved by the 2003 AGM be cancelled and the share capital of the Corporation accordingly reduced by CHF 47,585,600.

Article 4 of the Articles of Association shall be amended as follows:

Current version	Proposed new version (changes in italics)

Article 4
Share capital

The share capital of the Corporation is CHF 946,437,411.20 (nine hundred and forty-six million, four hundred and thirty-seven thousand, four hundred and eleven Swiss francs and twenty centimes), divided into 1,183,046,764 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.
1
The share capital of the Corporation is CHF 898,851,811.20 (eight hundred and ninety-eight million, eight hundred and fifty-one thousand, eight hundred and eleven Swiss francs and twenty centimes), divided into 1,123,564,764 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.
2 unchanged

B. Explanations

The AGM on 16 April 2003 authorized the Board of Directors to buy back UBS shares in a maximum amount of CHF 5 billion via a second trading line on the virt-x exchange and subsequently to cancel them. Until 25 February 2004 a total of 59,482,000 shares with an overall market value of CHF 4,516,196,555.15 were repurchased. The average purchase price was CHF 75.93 per share.

The Board of Directors now proposes to the AGM to approve the cancellation of the 59,482,000 shares repurchased and to reduce the share capital in article 4 of the Articles of Association accordingly.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report on behalf of the AGM that as at 31 December 2003 the claims of creditors were fully covered even after the reduction in capital and that the Bank has adequate liquidity.

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5.2. Approval of a new 2004/2005 share buyback program

A. Motion

The Board of Directors proposes that the following resolution be approved:

“The Board of Directors shall be authorized to buy back a maximum amount of CHF 6 billion in UBS shares via a second trading line on the virt-x exchange. These shares are to be cancelled definitively and are not therefore regarded as own shares within the meaning of Article 659 of the Swiss Code of Obligations. The required amendment to the Articles of Association (reduction of share capital) will be submitted to the AGM in 2005 for approval.”

B. Explanations

Shares shall be repurchased for cancellation if the firm’s capitalization remains at its current high level. The Board of Directors requests the AGM to authorize the repurchase of a maximum amount of CHF 6 billion in UBS shares. The new buyback program 2004/2005 was announced on 10 February 2004.

The Board of Directors has again decided to proceed in two stages, with shareholders taking the decision in principle at the first AGM and deciding on the definitive cancellation of the shares at the next AGM. By obtaining shareholders’ approval for the future cancellation of the repurchased shares, these shares no longer fall under the statutory limit of Swiss Company Law, which prohibits companies from holding more than 10% of their own shares. The proposed procedure provides greater flexibility, which UBS believes to be in the interests of efficient capital management and the ongoing trading activities of the Bank.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report on behalf of the Board of Directors that the claims of creditors were fully covered even after this additional capital reduction and that the Bank has adequate liquidity.

7

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Additional Information
for our US Shareholders

March 2004

Dear Shareholders

The accompanying Annual Review 2003 contains summary information on financials and corporate governance.

UBS aims to comply with all relevant standards on corporate governance. As a foreign private issuer listed on the New York Stock Exchange (NYSE), UBS is only required to fully comply with the rules regarding Audit Committees. UBS, however, is also in compliance with the overwhelming majority of the NYSE rules for US companies. Information on the differences between UBS’s corporate governance practices and the NYSE standards for US companies may be found in the Handbook 2003/2004, which can be accessed on our website at www.ubs.com/investors.

The accompanying Annual Review 2003 contains summary financial information. Our audited Financial Statements and detailed analysis are included in our Financial Report 2003, which is available upon request. Please use the accompanying order form.

The consolidated Financial Statements of UBS have been prepared in accordance with International Financial Reporting Standards (IFRS). The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP). To clarify the effects of these differences in standards, this Additional Information includes:

–
a reconciliation of Net profit and Shareholders’ equity as determined under IFRS to the amounts as determined under US GAAP, with a brief description of the significant differences affecting Net profit and Shareholders’ equity, and

–	the Income statements and Balance sheets presented in accordance with US GAAP.

Please refer to our Financial Report 2003, Notes 40 and 41, for a detailed description of these differences.

Reconciliation of IFRS Shareholders’ Equity and Net Profit to US GAAP

		Shareholders' equity		Net profit
CHF million	Reference	31.12.03	31.12.02	31.12.03	31.12.02	31.12.01

Amounts determined in accordance with IFRS		35,446	38,991	6,385	3,535	4,973
Adjustments in respect of:
SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,196	15,285	(89)	(128)	(1,614)
Reversal of IFRS goodwill amortization	b	1,825	1,017	808	1,017	0
Restructuring provision	c	0	0	0	0	(112)
Derivative instruments	d	(94)	(138)	188	354	25
Financial investments and private equity	e	(84)	(30)	(159)	767	0
Pension plans	f	1,303	621	(235)	(156)	119
Other post-retirement benefit plans	g	(1)	(1)	0	7	8
Equity participation plans	h	(112)	(164)	(152)	63	(12)
Software capitalization	i	0	0	0	(60)	(169)
Consolidation of variable interest entities (VIEs)	j	(10)	0	(10)	0	0
Tax adjustments		(295)	(5)	(223)	147	16

Total adjustments		17,728	16,585	128	2,011	(1,739)

Amounts determined in accordance with US GAAP		53,174	55,576	6,513	5,546	3,234

Additional Information for our US Shareholders, March 2004

Description of differences:

a. Purchase accounting:

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for as a uniting of interests, while under US GAAP it was deemed to be a purchase of Swiss Bank Corporation by Union Bank of Switzerland. The resulting goodwill was amortized under US GAAP from 1998 until 31 December 2001. Upon adoption of SFAS 142, “Goodwill and Other Intangible Assets” on 1 January 2002, this amortization ceased to be recorded under US GAAP and is now tested annually for impairment. Certain other purchase accounting adjustments relating to the 1998 merger continue to be amortized under US GAAP over periods ranging from two to twenty years.

b. Reversal of IFRS goodwill amortization:

The adoption of SFAS 142 resulted in two new reconciling items: 1) Intangible assets on the IFRS Balance sheet with a book value of CHF 1.8 billion at 31 December 2001 were reclassified to goodwill for US GAAP; 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill was reversed for US GAAP.

c. Restructuring provision:

Prior to 2000, the US GAAP criteria for recording restructuring provisions were more stringent than under IFRS. This difference resulted in the reversal under US GAAP of IFRS allowable restructuring provisions and the subsequent charges to income as costs became eligible for recognition under US GAAP. At 31 December 2001, the restructuring provision for both IFRS and US GAAP has been fully utilized.

d. Derivative instruments:

Since the adoption of IAS 39, “Financial Instruments: Recognition and Measurement” on 1 January 2001, the Group’s hedging relationships have been treated the same under both IFRS and US GAAP, except for hedges of interest rate risk of forecasted cash flows on a group basis. For US GAAP, such transactions continue to be carried at fair value with changes in fair value recognized in the Income statement.

e. Financial investments and private equity:

With the adoption of IAS 39 on 1 January 2001, the accounting for financial investments classified as available for sale is now generally the same under IFRS and US GAAP except for the treatment of private equity investments. Under IFRS, private equity investments are carried at fair value with changes in fair value recorded in a separate component of Shareholders’ equity. Under US GAAP in 2001, such investments were valued at cost less impairments. In 2002, the Group adopted SFAS 144,
“Accounting for the Impairment or Disposal of Long-Lived Assets”, which eliminated the exception to consolidation for subsidiaries for which control is likely to be temporary, and the “AICPA Audit and Accounting Guide, Audits of Investment Companies” with the effect that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP Net profit.

f. Pension plans:

Under both IFRS and US GAAP, pension expense is based on the same actuarial method of valuation. Differences in expenses, liabilities or prepaid assets exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation. In 2003, 2002 and 2001, an additional minimum liability was also recorded in the US GAAP Balance sheet.

g. Other post-retirement benefits:

Like pension plans above, expenses and liabilities for other post-retirement benefits plans are determined under the same methodology under both IFRS and US GAAP. Differences relate to different transition date rules and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.

h. Equity participation plans:

Under IFRS, the Group recognizes only the intrinsic value at the grant date of awards to employees, with no recognition of subsequent changes. The accounting under US GAAP is similar except that certain awards are deemed variable, with changes in value subsequent to the award date recognized in the Income statement.

i. Software capitalization:

Beginning 1 January 1999, US GAAP required that certain costs associated with software acquisition or development be capitalized and amortized over its useful life. Similar provisions became effective for IFRS as at 1 January 2000. From 1 January 2000, the only difference was the amortization of the 1999 US GAAP amount. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

j. Consolidation of Variable Interest Entities (VIEs):

FASB interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) relates to VIEs, which are entities with voting interests that differ significantly from economic interests. When UBS is considered the “primary beneficiary” of a VIE, which is not otherwise consolidated under IFRS, FIN 46 requires the VIE to be consolidated for US GAAP purposes.

Comparison of UBS Income Statement to US GAAP

The following is a Consolidated Income Statement of UBS, for the years ended 31 December 2003, 31 December 2002 and 31 December 2001, restated to reflect the impact of valuation and income recognition differences and presentation principles between IFRS and US GAAP.

CHF million	31.12.03		31.12.02		31.12.01
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income
Interest income	39,940	40,159	39,679	39,963	51,907	52,277
Interest expense	(27,700)	(27,860)	(29,334)	(29,417)	(44,096)	(44,236)

Net interest income	12,240	12,299	10,345	10,546	7,811	8,041
Credit loss expense / (recovery)	(116)	(116)	(206)	(206)	(498)	(498)

Net interest income after credit loss expense / (recovery)	12,124	12,183	10,139	10,340	7,313	7,543

Net fee and commission income	17,345	17,345	18,221	18,221	20,211	20,211
Net trading income	4,065	3,883	6,031	5,572	8,959	8,802
Other income[1]	380	561	96	(12)	534	558

Total operating income	33,914	33,972	34,487	34,121	37,017	37,114

Operating expenses
Personnel expenses	17,615	17,231	18,610	18,524	19,713	19,828
General and administrative expenses	6,086	6,086	7,072	7,072	7,631	7,631
Depreciation of property and equipment	1,396	1,364	1,613	1,521	1,815	1,614
Amortization of goodwill	0	756	0	930	2,484	1,025
Amortization of other intangible assets	112	187	1,443	1,530	298	298
Restructuring costs	0	0	0	0	112	0

Total operating expenses	25,209	25,624	28,738	29,577	32,053	30,396

Operating profit/(loss) before tax and minority interests	8,705	8,348	5,749	4,544	4,964	6,718

Tax expense/(benefit)	1,842	1,618	511	678	1,386	1,401

Net profit/(loss) before minority interests	6,863	6,730	5,238	3,866	3,578	5,317

Minority interests	(350)	(345)	(331)	(331)	(344)	(344)
Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	0	0	639	0	0	0

Net profit	6,513	6,385	5,546	3,535	3,234	4,973

1 The CHF 159 million loss and CHF 108 million gain included in US GAAP Other income at 31 December 2003 and 31 December 2002, respectively are due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. These amounts represent the change in fair value of these investments during 2003 and 2002.

Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 40 and 41 which may be found on pages 165 to 183 of our Financial Report 2003.

Additional Information for our US Shareholders, March 2004

Comparison of UBS Balance Sheet to US GAAP

The following is a Condensed Consolidated Balance Sheet of UBS, for the years ended 31 December 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

	31.12.03		31.12.02
CHF million	US GAAP	IFRS	US GAAP	IFRS

Assets
Cash and balances with central banks	3,584	3,584	4,271	4,271
Due from banks	31,685	31,667	32,481	32,468
Cash collateral on securities borrowed	211,058	213,932	139,073	139,052
Reverse repurchase agreements	320,587	320,587	294,086	294,086
Trading portfolio assets (including assets pledged as collateral of CHF 125,411 million at 31.12.03 and CHF 110,365 million at 31.12.02)	544,492	461,772	441,845	371,436
Positive replacement values	84,034	84,334	83,757	82,092
Loans	212,554	212,504	211,755	211,647
Financial investments	1,303	5,139	2,846	8,391
Securities received as collateral	13,071		16,308
Accrued income and prepaid expenses	6,219	6,218	6,462	6,453
Investments in associates	1,616	1,616	705	705
Property and equipment	8,116	7,659	8,358	7,869
Goodwill	26,775	9,348	28,127	11,181
Other Intangible assets	1,174	2,181	1,222	2,515
Private equity investments	3,308		4,328
Other assets	64,381	25,459	21,314	8,952

Total assets	1,533,957	1,386,000	1,296,938	1,181,118

Liabilities
Due to banks	127,385	127,153	83,178	83,178
Cash collateral on securities lent	51,157	53,278	36,870	36,870
Repurchase agreements	415,863	415,863	366,858	366,858
Trading portfolio liabilities	149,380	143,957	117,721	106,453
Obligation to return securities received as collateral	13,071		16,308
Negative replacement values	161,086	93,646	132,354	81,282
Due to customers	347,358	347,358	306,872	306,876
Accrued expenses and deferred income	13,673	13,673	15,330	15,331
Debt issued	123,259	120,237	129,527	129,411
Other liabilities	74,044	31,316	32,815	12,339

Total liabilities	1,476,276	1,346,481	1,237,833	1,138,598

Minority interests	4,507	4,073	3,529	3,529

Total shareholders’ equity	53,174	35,446	55,576	38,991

Total liabilities, minority interests and shareholders’ equity	1,533,957	1,386,000	1,296,938	1,181,118

Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 40 and 41 which may be found on pages 165 to 183 of our Financial Report 2003.

UBS AG, P.O. Box, CH-8098 Zurich	www.ubs.com/investors

Annual Review 2003

Contents

02	Letter to Shareholders

05	Financial Highlights

06	The Year in Review

08	UBS – Our Credentials

16	Wealth Management Worldwide Business Banking in Switzerland

26	Global Asset Management

30	Investment Bank

36	Wealth Management in the US

41	2003 Financials
42	Corporate Governance
46	Financial Results in 2003
54	Business Group Results in 2003
57	Sources of Information about UBS
58	Contacts

Dear Shareholders

We could not have anticipated that 2003 would turn out to be so positive for the financial services industry. It was also an excellent year for UBS – the second most profitable in our history and one in which we made significant strategic progress and important competitive gains.

Our net profit for the year was CHF 6,385 million, up from CHF 3,535 million in 2002 – and only 18% lower than the record result we achieved in the booming markets of 2000. When conditions were difficult at the outset of the year, our results were resilient. As the year progressed, investor sentiment turned increasingly positive and activity levels picked up along with stock market valuations. Helped by this improving environment, we fully captured the resulting revenue opportunities.

Results in both 2002 and 2003 were influenced by items we call significant financial events – items that indicate neither future performance nor our underlying operational result. In 2002, we realized total net gains of CHF 185 million from the sale of non-core businesses. At the end of that year, our decision to adopt a single brand required us to write down the CHF 953 million net value of the PaineWebber brand. In 2003, we realized a net gain of CHF 2 million from the sale of our US clearing business. Excluding these effects, and before goodwill amortization, net profit increased 33% in 2003 from 2002. On the same basis, return on equity of 20.9% and basic earnings per share growth of 44% represent first-class shareholder returns. Our businesses closely traced the strong recovery in financial markets, gaining market share in the process. In addition, our results reflected a significant improvement in the performance of our private equity portfolio.

Overall expenses remain under tight control across UBS, with cost reductions in practically all categories. The cost/income ratio fell again and reached its lowest level since PaineWebber became part of UBS. Our plan to integrate IT infrastructure across UBS is the latest signal of our commitment to run this firm with maximum efficiency. Growth and efficiency improvements are different sides of the same coin. It is a company’s responsibility to permanently rid itself of inefficient structures in order to pre-empt the necessity of more painful measures later as a result of market pressure. Large, international companies facing global competition will continue to grow in some areas of their business while continuing to strip out costs in others.

The strength of our brand is an important contributing factor to our success. On 9 June 2003, we adopted the single UBS brand for all our major businesses around the world. This successful implementation, supported by wide-ranging internal communications and a global advertising campaign, publicly illustrated the “one firm” philosophy that is integral to UBS. A brand is not only a name or a logo. It should represent how a company defines itself. For our clients, UBS stands for the relentless pursuit of their success, giving them access to the advice and resources of a global powerhouse. In the rest of this year’s Annual Review, we show you how our employees bring our brand values to life in their daily work – how they take the time to listen and understand our clients’ needs, helping them to feel confident that they have made the right financial decision with us at their side.

A brand is the deciding factor when convincing new clients to use our services, making our brand strategy an important cornerstone in our drive to grow organically.

Letter to Shareholders

In the US – where the change has been the most significant – we have already raised the familiarity of our brand. This year, we are continuing our major drive to build a strong and positive image around the world.

Our future is one of growth. We will keep expanding our business by growing organically. Our Investment Bank is firmly positioned in the top bracket of the industry. Its equities business with institutional clients continues to stretch its lead as the number one player globally, while its fixed income business results are on par with the leaders in the industry. We ended the year as the fourth-ranked investment bank worldwide for advisory fees as well as share and bond underwriting, up from seventh place in 2002.

In January this year, we were named the “Best Global Private Bank” by Euromoney, confirming our success in serving our clients across Europe, Asia Pacific and the US. Awards are gratifying recognition, but for us the most important endorsement of our business is the trust of our clients. And that was shown by the CHF 50.8 billion in new assets that wealth management clients placed with us last year.
Although we are already the clear market leader in Switzerland, we continue to look for growth opportunities in the Swiss retail business. Last year, for instance, a dedicated campaign specifically tailored to capture new residential mortgage business in a low interest rate environment helped us cement our number one position. We have also boosted our organic growth strategy with bolt-on acquisitions that quickly and efficiently expand the presence of our core businesses. In European wealth management, for example, we acquired the French business of Lloyds TSB and the German wealth management business of Merrill Lynch last year. Early this year in the UK, we agreed to acquire the advisory firms Laing & Cruickshank and Scott Goodman Harris, launching us into the top tier of wealth managers in the UK. In the US, we acquired ABN Amro’s prime brokerage business, immediately expanding our Investment Bank’s services to hedge fund clients.

Because our business is set for growth, we see revenue opportunities increasing along with market and investor sentiment. We therefore expect a gradual rise in our levels of market and credit risk – although we will maintain our risk culture that has protected our earnings throughout the business cycle.

Increasing our dividend by 30% demonstrates the confidence we have in the long-term sustainability of our performance. The Board of Directors will recommend a dividend of CHF 2.60 per share to the Annual General Meeting on 15 April 2004, compared to CHF 2.00 paid out last year.

We continue to regard the efficient use of our capital resources as an important discipline. UBS has managed to generate consistently strong cash flows over the past few years, exceeding the capital requirements of our business activities. While maintaining our strong capitalization, we have distributed this “excess capital”, either by making direct distributions or by buying back shares for cancellation and making each share more valuable as a result. This reflects the fact that you, our shareholders, have different preferences for receiving these returns: some prefer cash dividends, some prefer share buybacks. By pursuing both avenues, we aim to attract and retain the widest, most diverse and global shareholder base. In total, we have distributed CHF 25.5 billion to shareholders since the start of 2000, representing an average total yield of approximately 7% per annum.

Having successfully navigated the turbulent down-markets of the last few years with no unpredictable changes in our profitability, our strategy, or our staffing levels, we now enter what seem likely to be calmer waters with, we believe, the full confidence of our clients, our employees, and you, our shareholders. Our businesses are all performing extremely well. And while, of course, we cannot predict with certainty whether markets will continue in their friendly mood, we are committed to again securing for our investors the best possible returns in 2004.

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

17 March 2004

Earning someone’s confidence is difficult. It involves listening – building trust. Being fair, evenhanded, objective. Showing you are interested. For their sake – not yours. At UBS, it is our job to give our clients confidence in the financial decisions they make. For us, that means listening to them. As individuals. Taking a thorough look at what they want and how they want to achieve it. They need to know that we can commit the necessary resources – using our strength and reputation – for them.

For this year’s Annual Review, we have chosen pictorial themes that illustrate people working together, building the trust needed to reach for something unique. Architects and planners helping a couple build a dream. Designers and tailors painstakingly creating a special dress. Craftsmen faithfully restoring a vintage yacht to its former splendor. We believe the stories reflect what we at UBS strive to do every day – around the world.

 UBS share performance

Shareholder returns		% change from
	For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Basic EPS (CHF)
as reported [1]		5.72	2.92	3.93	96
before goodwill and adjusted for significant financial events [2]		6.56	4.57	4.97	44

RoE (%)
as reported [3]		18.2	8.9	11.7
before goodwill and adjusted for significant financial events [4]		20.9	13.9	14.8

Financial strength & ratings
	As at	31.12.03	31.12.02	31.12.01

BIS Tier 1 capital ratio (%) [5]		11.8	11.3	11.6

Long-term ratings
Fitch, London		AA+	AAA	AAA
Moody’s, New York		Aa2	Aa2	Aa2
Standard & Poor’s, New York		AA+	AA+	AA+

Key income statement figures		% change from
CHF million, except where indicated	For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Income statement key figures
Operating income		33,972	34,121	37,114	0
Operating expenses		25,624	29,577	30,396	(13)
Operating profit before tax		8,348	4,544	6,718	84
Net profit		6,385	3,535	4,973	81

Cost/income ratio (%) [6]		75.2	86.2	80.8

Earnings adjusted for significant financial events and pre-goodwill [7,8]
Operating income		33,811	33,894	37,114	0
Operating expenses		24,681	27,117	29,073	(9)
Operating profit before tax		9,130	6,777	8,041	35
Net profit		7,326	5,529	6,296	33

Cost/income ratio (%) [9]		72.7	79.5	77.3

Other key figures		% change from
CHF million, except where indicated	As at	31.12.03	31.12.02	31.12.01	31.12.02

Total assets		1,386,000	1,181,118	1,253,297	17
Shareholders’ equity		35,446	38,991	43,530	(9)

Market capitalization		95,401	79,448	105,475	20

Invested assets (CHF billion)		2,209	2,037	2,448	8

Headcount (full-time equivalents)
Switzerland		26,662	27,972	29,163	(5)
Europe (excluding Switzerland)		9,906	10,009	9,650	(1)
Americas		25,511	27,350	27,463	(7)
Asia Pacific		3,850	3,730	3,709	3
Total		65,929	69,061	69,985	(5)

Footnotes: 1 Details of the EPS calculation can be found in Note 8 in the Financial Report 2003.   2 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.   3 Net profit/average shareholders’ equity less dividends.   4 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.   5 Includes hybrid Tier 1 capital, please refer to Note 29 in the Financial Report 2003.   6 Operating expenses/operating income less credit loss expense or recovery.   7 Excludes the amortization of goodwill and other intangible assets.   8 Details of significant financial events can be found on page 48 of this report.   9 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

Throughout this report, 2001 and 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

The Year in Review

January	April

■ Investment Dealer’s Digest, a leading US business publication, names UBS’s Investment Bank as its “Bank of the Year”, the first time a non-US owned financial institution is given this prestigious award. The Investment Bank is recognized for its “overall excellence, competitiveness, significant financial progress and increase in market share”.
■ In the US, UBS agrees to sell Correspondent Services Corporation (CSC) to Fidelity Investments. CSC provides clearance, execution, settlement, administrative and management information services to brokerage clients.

May

February

■ A new holding company structure is announced for UBS’s five independent private banks, Armand von Ernst, Banco di Lugano, Bank Ehinger, Cantrade, and Ferrier Lullin, along with Global Asset Management’s subsidiary GAM. The move anticipates a further wave of consolidation in the Swiss private banking industry. Cantrade, Bank Ehinger and Armand von Ernst subsequently merge to form Ehinger & Armand von Ernst.

■ PostFinance, the finance subsidiary of Switzerland’s post office, starts offering “Yellow Mortgages” under its own brand. Funding, as well as capital and risk management, are provided by UBS in line with its “Bank for Banks” approach.

■ UBS announces the purchase of Lloyds Bank SA, a French subsidiary of Lloyds TSB. With offices in Paris, Lyons and Cannes and about EUR 1 billion in invested assets, the acquisition significantly strengthens UBS’s position in the French wealth management market.

June
March

■ Sponsored by UBS, Team Alinghi wins the America’s Cup in Auckland, New Zealand. For the first time since 1851, the America’s Cup returns to Europe, making Switzerland the first landlocked country to succeed in the battle for the world’s oldest and most sought-after sailing trophy.

■ To announce its move to a single brand, UBS launches a global advertising campaign on 9 June which underscores the advantages of “one team, one focus” for all stakeholders. In a firm-wide message, the Group Executive Board tells employees, “The introduction of the single brand will affect every business, every employee and every client, uniting us all under a set of shared values and ambitions that will enhance our already formidable global reputation.”

■ The UBS SARS Research Foundation is launched in cooperation with the University of Hong Kong’s medical faculty. Administered by UBS, the charity’s objective is to provide funding for research on SARS and other infectious diseases.

July

■ UBS in Hong Kong places the first-ever order for the purchase of Chinese domestic securities by a foreign institution. UBS is the first institution to be granted Qualified Foreign Institutional Investor (QFII) status by China’s regulators, allowing the firm to provide its clients with direct access to China’s domestic equity and debt markets.

■ Euromoney distinguishes UBS as the world’s best bank. “This highly prestigious accolade, won in a fiercely competitive industry during very tough times, is a testament to the excellence and dedication of our people,” comments Peter Wuffli.

■ The Global Asset Management business expands its continental European real estate capability and hires a number of executives for the new venture.

September

■ For the fourth consecutive year, Germany’s Manager Magazin ranks UBS’s financial reporting as the best among large European companies.

■ UBS Bank USA opens in Utah. The banking affiliate of our Wealth Management USA business will offer enhanced lending services to affluent clients.

■ UBS announces the acquisition of ABN AMRO’s prime brokerage operations in America. ABN AMRO’s client base, consisting mainly of smaller US hedge funds, complements UBS’s existing business which is of similar scale but concentrated on larger hedge funds.

■ UBS announces a number of senior executive appointments and creates the post of Chief Financial Officer, with Clive Standish, Chairman and CEO Asia Pacific, assuming the position effective April 2004. Peter Wuffli assumes the title of UBS Chief Executive Officer.

■ Working Mother magazine names the Investment Bank as one of the 100 Best Companies for working mothers in the United States.

October

■ UBS agrees to buy Merrill Lynch’s private client business in Germany, expanding the firm’s local client base.

November

■ UBS announces that the firm will continue its successful partnership with Team Alinghi for the 2007 America’s Cup, which will be held in Valencia, Spain.

December

■ UBS’s website (www.ubs.com) is voted the fourth-best European corporate website in a survey in the Financial Times as well as the leading website in the financial services sector.

UBS — our

CREDENTIALS

credentials

To build anything, you first have to imagine it. Then you have to shape what you see into concrete form. That is where experience and know-how come into play.

Who we are

Before seeking advice from a financial institution, you need to know what it stands for. You want a clear idea of its reputation, background, and how people will work with you. And that is what we are doing here – giving you a better picture of who we are and where we are going. Because, in short, credentials matter.

In the financial services industry, we are a truly global firm, working with corporate, institutional and private clients around the world. Our core strengths are asset management and wealth management, investment banking and securities trading as well as retail and corporate banking in Switzerland. To us, being global means providing the same predictable level of service and quality around the world, helping our clients succeed in what they want to achieve. We believe our clients should effortlessly be able to access all the services our firm can provide, where and when they are required, and regardless of what combinations of teams lie behind the solutions. Our clients should not feel the boundaries inherent in a large, global organization. This means that teams from across businesses work together to pool different skills for the benefit of each individual client. The partnership between our businesses also gives us the ability to build a coherent infrastructure that does not duplicate activities unnecessarily and helps us to provide our services as efficiently as possible.

UBS - Our Credentials

Financial strength

Our approach to capital management is one of our trademarks. We employ all the tools at hand to manage our capital efficiently, assuring attractive value creation for shareholders, while protecting our renowned strong capitalization and credit ratings.

Risk management discipline

Risk is an integral part of our business, in particular in our credit and trading businesses. Our overriding goal is to secure an appropriate balance between risk and return, limiting the scope for adverse variations in our earnings. Our risk culture has made an invaluable contribution to our earnings stability across recently turbulent market conditions.

UBS — Our Credentials

Common values

Our culture benefits directly from our diverse roots. Each of the entities that have joined us in the last decade have provided us with strengths that have significantly influenced the course of our business. They have helped us to develop a common set of values and aspirations, among them the commitment to our clients’ success, and the ambition to learn and keep learning – in order to constantly create better and more innovative solutions for our clients. Initiative and entrepreneurial spirit is encouraged and rewarded in our daily work. At UBS, we aim to build responsible relationships – with our clients, with the communities in which we operate and with each other. Integrity and our ethical standards are always the foundation of the business decisions we make.

Having in-depth knowledge of our clients’ goals and needs also brings with it the responsibility to safeguard their private information. The deep respect we have for their right to financial privacy justifies the trust that our clients continue to place in us.

We have no desire to impose a strictly uniform way of thinking on all of our employees around the world. Diverse viewpoints, which spur challenging intellectual debates, are key to our firm’s success around the globe. Capitalizing on the inherent creativity and innovation of a diverse workforce helps us to serve clients better. That means recognizing and appreciating multiple backgrounds, cultures and perspectives. We strive to build a culture that acknowledges individual differences and builds on the unique contribution of each and every one of our people.

You need expert craftsmanship to build that one special image you first thought up. To create the different angles and shades – the unique atmosphere – you originally dreamed of. When building what you want, you need skilled professionals who spend the time to listen to your idea – making it become reality.

How we plan to grow

In the wealth management business, our services are targeted at high net worth and affluent clients around the world, whether investing internationally or in their home country. Providing advice and choice is our central focus – and we aim to deliver both with our advisory process which generates individually tailored investment proposals based on in-house products and a quality-screened selection of third-party offerings. The trust clients place in our advice is demonstrated by the rapid expansion of our franchises across the world. In Asia Pacific, for example, we are expanding rapidly to meet the growing demand for wealth management services. In Europe, our domestic wealth management business, launched in 2001, has systematically built up a strong presence in France, Germany, Italy, Spain and the UK, and we continue to grow by investing in qualified advisory staff, as well as through selective strategic acquisitions. In the US, our business benefits from the excellent market position of the former PaineWebber business that became part of UBS in 2000. That business, which now operates under the UBS brand, has successfully reinvented itself as a holistic wealth management provider, serving clients with comprehensive investment and financing advice.

In the investment banking and securities business, we aim to be the global leader in providing services to corporate clients, institutional investors and intermediaries. Our mix of businesses allows us to capture changing market opportunities, and our high-quality advisory and research capabilities, combined with excellent technology-based execution of transactions and deals, help our clients succeed. With the increasing importance of securities trading and financial markets, and ongoing moves by corporations to restructure their activities, we see significant potential in being able to capably serve our target clients. Our equity-related businesses, for instance, already very strong, continue to gain momentum. Our fixed income and foreign exchange business, which has grown significantly over the past two years, is now one of the broadest and most diversified businesses of its type in the industry. In investment banking for corporations, we are a truly global provider – with longstanding European strength, a growing presence in Asia Pacific, and strong growth in the key US market.

As one of the world’s leading firms in asset management we benefit from our record of strong investment performance. Our broad array of traditional and innovative capabilities covers specialist alternative and real estate investment areas alongside our core value-based investment philosophy. We hope to benefit from the growth expected in asset management markets because of the increased need for private savings to supplement public pension systems.
Our Swiss retail and corporate clients business leads the domestic market. We remain committed to providing clients with excellent, high-quality banking while continuing to scale up advisory services by tailoring our offering to market opportunities that arise. We also strive to meet the changing needs of our clients and to grow our market share in selected segments.

UBS — Our Credentials

The advice you worldwide Wealth Management Worldwide Business Banking in Switzerland

need, A special dress has to be as individual as its wearer. You can’t guess measurements; or use just any fabric. It has to fit precisely, and reflect exactly who you are.

Wealth Management & Business Banking

Caring about all of a client’s assets

In London, client advisor Blake Shorthouse convinced David Ross, an owner of European mobile telephone retailer Carphone Warehouse, to become a UBS client by taking a complete look at his assets and coming up with practical solutions that helped manage the risks inherent in his personal balance sheet.

“Looking at David’s overall balance sheet, we argued that his main asset was his shareholding in Carphone and that his cash should therefore be invested in asset classes other than equities in order to manage risk,” explains Blake.
Blake advised that David put the assets in the mandate into arbitrage-based hedge funds – which had a low correlation with equities and hence with his Carphone stake. The goal was to achieve growth independent of stock market fluctuations. Hedge funds held a particular appeal to David as an entrepreneur, as the managers tend to hold capital in their own funds, and fees are usually very closely linked to performance, thereby aligning the interests of the managers with those of the investor.

Over time, a relationship of trust built up between David and UBS. David substantially increased his hedge fund mandate at UBS and now consults with his UBS team on many of his personal financial matters. “It is refreshing to work with people who not only understand your whole balance sheet but also care about it,” he says.

Advising, not selling

Abby Cheung, a client advisor in Hong Kong, had known her client, Edward Wong, owner and group chairman of Edward Wong Group with business worldwide, for a number of years. She knew that he had a very low tolerance for risk and was only interested in investing in highly rated bonds. Still, she believed that it would be better if he diversified his portfolio. Together with the Investment Solutions Team in Asia, she came up with a portfolio that ensured diversification and offered protection on the downside – exactly fitting Abby’s client’s needs.

Wealth Management & Business Banking

The client was won over. A tailor-made portfolio gave him the opportunity to participate in equity market and other investments with downside protection. The client also appreciated UBS’s independent, open-architecture approach to his portfolio, allowing him to achieve the level of performance he wanted.

“The advisors at UBS are not typical salespeople, they care about the client’s needs,” he said.
The experience strengthened his confidence in the bank, and, now, with UBS and Abby at his side, he no longer completely rules out making an investment in equities.

Facts & figures on Wealth Management

–	With CHF 701 billion in invested assets internationally, and more than 140 years of experience, UBS is the world’s largest private bank

–	We serve international and domestic clients from an extensive network of 112 offices in Switzerland and 56 offices around the world

–	We provide a comprehensive range of products and services individually tailored for wealthy clients

–	Our 3,300 client advisors combine strong personal relationships with the resources available throughout UBS, helping them provide a full range of wealth management services — from asset management to estate planning and from corporate finance advice to art banking

–	Invested assets in all of our wealth management businesses, including the US, total CHF 1.3 trillion

Delivering the firm

Raising CHF 1.75 billion was both a challenge and an opportunity for the Multinationals team at UBS in Geneva. “From the outset, we felt that the project was interesting and complex, and we were confident that we would be able to manage it thanks to our expertise and our global presence,” explains Philippe Widmer, head of the team.

The client was the Canton of Vaud, one of Switzerland’s regional authorities, which needed to source CHF 1.25 billion quickly to recapitalize the regional bank, the Banque Cantonale Vaudoise (BCV). In addition, several hundred million francs were earmarked for the day-to-day running of the canton.
Francis Randin, Head of Finance for the Canton of Vaud, who supervised this refinancing, explains why his department approached UBS: “In the past we have always appreciated the creativity of the UBS team, and we had confidence in the bank’s placement power.”

In an uncertain environment, raising such a sum would be a challenge in itself. Tapping the Swiss capital market, the usual financing source for cantons, was ruled out because the size of the sum might have a potentially disruptive effect on the market.

Yet the funds were urgently needed, partly to reassure the federal authorities that Vaud could still access the markets swiftly. All this meant that capital would have to be sourced internationally but delivered in Swiss francs to avoid any additional complications for the canton.
To meet these needs, Widmer’s team drew on two key UBS strengths: the firm’s global reach and the resources it could bring to bear through cooperation between its units across the world. But before going to the capital markets to arrange financing, UBS joined forces with other investors to arrange a bridge loan. Before the capital market transaction reached the

Wealth Management & Business Banking

international markets, the Canton of Vaud had to seek a Standard and Poor’s rating. Thanks to the assistance of UBS specialists, this was achieved in the record time of 12 weeks.

UBS was then able to place a bond for Vaud in several European capital markets. The denomination in Swiss francs only was a challenge in itself given the scale of the issue. Direct contact was established between UBS units in French-speaking Switzerland, London, New York and Zurich. About 50 people at UBS became directly or indirectly involved in the transaction. The success of the transaction enabled the Canton of Vaud to obtain the funds it needed and to bolster the cantonal bank’s balance sheet. Francis Randin is very satisfied: “This kind of result can only be achieved where mutual trust is complete. UBS delivered long-term funding at favorable rates in a very short space of time. It was an exceptional performance.”

Wealth Management & Business Banking

Farmhouse reborn

Many dream of living in a farmhouse. Few, however, get to realize that dream. Yet we helped one of our retail customers in Basel achieve just that. Originally built in the 18th century, the farmhouse of his dreams lay in the heart of the Bernese Oberland in the Swiss Alps. The only hitch was that it needed a great deal of repair work and renovation, and the costs of making it livable would come to much more than the actual purchase price.

Still, after seeing the farmhouse, our client contacted the local UBS branch in the Bernese Oberland about a mortgage. Because he was a Basel resident, the information was passed on to the branch where his client advisor worked.
Philippe Salvisberg, a real estate finance expert in Basel, recalls: “It was then my task to work together with the client advisor to come up with a solution that exactly suited our client’s requirements.”
Our client wanted to buy the farmhouse with his own capital and take out a mortgage to finance a part of the renovation work. There was a small problem, however.

It was not fully clear what the property’s value would be after the renovation plans as the final plans for the work had not yet been set. In spite of that, the client wanted to take out a fixed-rate mortgage as fast as possible as he reckoned interest rates were on the way up.

Moreover, the property was in an agricultural zone with special planning restrictions and it could not be fully pledged as a security against the mortgage, as is the case in residential areas.
“In view of the special nature of the situation, we suggested that our client offer additional security by pledging other assets. As soon as we knew how much the renovation would actually cost, we would revalue the property upwards and release the additional security,” Philippe said.
Our client was more than happy with the solution. “It allowed me to buy the house without delay and fix the mortgage on exactly the terms I had wanted. Working with UBS was fast, not at all bureaucratic, and innovative.”

Facts & figures on Business Banking

–	UBS is the market leader in Swiss retail and commercial banking

–	With 3.5 million individual client accounts, relationships with 150,000 enterprises across Switzerland, as well as 3,000 financial institutions worldwide, it provides a complete set of banking and securities services for individual and corporate clients

–	With a total loan book of CHF 139 billion, it has a leading position in the Swiss lending and retail mortgage market

–	With 1,225 ATMs and 303 branches, as well as a comprehensive set of e-banking services, it provides a Swiss network more extensive than any of its domestic competitors

Invest and Global Asset Management Your look is you – not just fashion, but your personal sense of style. An expert eye can help you find the right fabric that flatters your natural colors, understand instinctively which cut enhances your elegance. Skillful hands design and personalize it to perfection – until they get it just right and you instinctively say “that dress is me”.

perform

Action at Arcadia

Shortly after taking control of Arcadia Group, the UK retailing chain, Philip Green initiated a thorough review of its pension funds and identified problems to be addressed. As in many other cases, slumping equity prices had inflicted a deficit on both pension funds and, even if markets recovered, there was no assurance that the deficits would disappear.

Green decided on immediate action and moved to inject new contribution money into the funds to ensure that the final salary basis of the schemes would be preserved. At the same time, he met with the trustees to discuss his ideas for pension fund investment strategy. These ideas were both prudent and innovative, and he asked the fund trustees to consider these and formulate a plan not only to prevent future deficits but to ensure that fund returns would in future more closely match the expected liability profile.
In early May, the trustees took their requirements for a new strategy based on absolute returns to UBS. The trustees suggested that the proposal should include a high-yield emphasis in the equities component, a more active approach to fixed-income investments, and an increased weighting in property.
As the holder of existing mandates amounting to more than 30% of Arcadia’s pension fund assets, UBS was already familiar with its needs. The firm’s first proposal took a product-by-product approach, closely following the agenda set by the trustees.

A few days later, however, the UBS team came back with a second and entirely new proposal. Entitled “Real return plus” and based on newly developed capabilities termed ‘dynamic alpha’ strategies, the concept integrated the individual asset classes favored by the trustees and packaged them in such a way that the downside risk for the overall funds was much reduced. In other words, the new concept looked past individual product areas to the ultimate aim of the trustees – matching fund returns to their liabilities. “It was an exercise in risk diversification to achieve greater consistency of returns,” explains the head of the UBS relationship team, “based on an innovative structuring of familiar building blocks.”
In June, the trustees of Arcadia’s pension funds invited UBS to present the new concept and then to work with the fund’s consultants to refine the underlying assumptions and targets.
Impressed that the asset managers had created a solution to focus on their specific requirements, the trustees awarded them a fresh mandate and increased the amount of funds entrusted to UBS.

Facts & figures on Global Asset Management

–	With total invested assets of CHF 574 billion, UBS aims to deliver superior investment results to its institutional and wholesale intermediary clients with distinctive and innovative services

–	Its operations span 21 countries, with main offices in London, Chicago, New York, Tokyo and Zurich. It employs over 2,600 staff, of which some 520 are investment professionals

–	The core investment management business has a clear price/value investment philosophy that emphasizes fundamental analysis when assessing securities

–	The alternative and quantitative investment business encompasses several specialist areas, including hedge funds

–	The real estate business purchases, sells and actively manages investments in property

Makingbusiness Investment Bank

happen Traditions are priceless. They serve to remind us of the extraordinary achievements and creativity of our past. Restoring a vintage yacht is both a labor of love and a way to maintain a tangible, living link to our heritage.

Transformation in Japan

In mid-2000, Japan moved to the top of Vodafone’s agenda. A company with global ambitions could not sit on the sidelines of the world’s third-largest mobile telephony market.
Yet Vodafone’s Japanese presence was limited to minority stakes in the J-Phone family of companies. Worse still, AT&T and British Telecom were leading shareholders in J-Phone’s parent, Japan Telecom, together with three domestic railway companies. The Vodafone team at UBS took another look at this fragmented ownership structure. This supplied a key insight: the very complexity of these shareholdings could provide a way in.
Aware of the pressure they were under to sell non-core assets, our bankers proposed sounding out two of the railway companies on the sale of their stakes. Following a senior-level meeting in London, a deal was announced within an unprecedented 12 weeks of the first contacts.
This purchase gave Vodafone 15% of Japan Telecom. It was also the starting point for a series of transactions for Vodafone, which then launched a public offer acquiring most of the remaining shares in Japan Telecom held by the railway companies.
Together these deals, worth USD 11.5 billion, added up to the largest-ever direct investment into Japan. To finance just one, we led an equity issue for Vodafone that raised more than USD 5 billion in a matter of hours. By October 2001, less than a year after the first transaction, Vodafone had gained control of the J-Phone Group, Japan’s third-largest mobile phone operator.
In the meantime, our bankers had helped Vodafone to restructure the four J-Phone companies into a single

Investment Bank
entity, strongly boosting efficiency and competitiveness. The final step was to sell off Japan Telecom’s fixed-line business, in line with Vodafone’s focus on mobile telephony. Led by UBS in August 2003, this record-breaking leveraged transaction raised more than USD 2.2 billion in cash and preferred equity. These achievements are best summed up in the words of Vodafone’s senior management: “Utilizing their insight, relationships and technical knowledge, the UBS team helped us achieve what many thought was not possible, namely a swift friendly takeover that has ultimately left us with a pure consolidated mobile phone business in the vital Japanese market.” Japan Telecom was much more than just another acquisition for Vodafone. The Vodafone brand is now everywhere in Japan. The transformation is complete.		Facts & figures on the Investment Bank
–	UBS is one of the world’s leading investment banking and securities businesses, providing a full spectrum of services to institutional and corporate clients, governments and financial intermediaries globally

	–	Our global reach, supported by a complete array of products and services, gives our clients unique access to financial markets around the world
–	Headquartered in London and New York, the Investment Bank employs over 15,000 people in 31 countries around the world, with its business run on a global basis and organized into the three distinct areas of Equities, Investment Banking and Fixed Income, Rates and Currencies

–	The Equities business is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. It is a member of over 80 stock exchanges in 31 countries, with a local presence in 40 cities around the world

Research to measure

Would Germany become the next Japan? Early in 2003, the prospect of deflation in Europe’s largest economy was perceived to be a potential threat to the investment strategy of one global institutional investor. To seek help in assessing the risk, the fund managers turned to our Customized Research and Data Solutions team. Involving the firm’s economists and sector analysts, the team prepared a detailed report, complete with a checklist of “sign-posts” or measures that would suggest policy-makers were moving in the right direction to avert the danger of falling prices. “Instead of mass-produced research, our clients received tailor-made answers to specific questions,” explains Julie Hudson, the team’s head.
The ability of the Customized Research team to handle a wide range of investment questions is grounded not only in the six-strong team’s collective experience but also in their ability to leverage the entire firm’s resources in sector and industry research, valuation and quantitative research, economics, credit, and other research areas.
The team’s goal is to help support the investment decision-making process at client firms, including the development of investment ideas. Success hinges on a thorough understanding of the client’s investment aims and processes.

Established two years ago to meet rising demand for tailor-made information, Customized Research is one answer to the challenge faced by all professional investors: how to sort the insights they need from the blizzard of research products issued by their investment banks.
Another initiative of ours addresses the same challenge by a different route. As the name suggests, the Gatekeeper service packages existing research output from all parts of the firm to match the specific needs of key investment decision-makers at client institutions. As the Gatekeeper team acts as a principal point of contact for more than 90 participating institutions, its members are ideally placed to understand and support the decision-making framework at client institutions. Working closely with their clients, and drawing on the full resources of UBS, the team’s purpose is to deliver relevant input when and how our clients want it. Judging by the enthusiastic response from clients, this “pull” model is a significant advance on the traditional “push” approach where clients are serviced by a multiplicity of contacts across a range of product areas. Both the Customized Research and Gatekeeper initiatives underline UBS’s commitment to delivering services in tailored and efficient ways to meet the specific needs of our clients.

Facts & figures
on the Investment
Bank

–	Equity Research supplies independent assessments of the prospects of approximately 2,900 companies across diverse industry sectors, as well as economic, strategy and derivative research
–	In investment banking, we provide advice and execution capabilities to a global corporate client base, with services encompassing mergers and acquisitions, strategic reviews and corporate restructuring solutions

–	With over 2,200 professionals employed around the world, the Fixed Income, Rates and Currencies business provides a broad spectrum of products and innovative solutions to corporate, institutional and retail clients in all major markets

Right next Wealth Management in the US Restoring a vintage yacht demands the highest craftsmanship. You can’t take short cuts when you are recreating the timeless elegance of the vessel’s lines. You have to painstakingly understand what the original builders and designers had in mind, and then retrace the original work.

to you

Ensuring the future

It is not uncommon for wealthy senior citizens to worry about estate planning. However, in the case of this couple living near Chicago, Financial Advisor Paul Skurie was faced with a rather unusual situation. Picture the following: your assets are not invested in a well-diversified portfolio but mostly concentrated in one stock. Some people may find themselves in similar circumstances, but in this case the single-stock position was worth close to USD 60 million. It was held outside UBS, had been inherited from the wife’s father, and thus came with a considerable amount of emotional attachment.
This also meant reluctance to pursue alternative investment paths – made all the more understandable by the fact that a family member owning a similar portion of that same stock had taken advice from another firm and been left with a substantial drop in value. The couple’s healthy skepticism toward active strategies was therefore not entirely unfounded. Thus Paul needed a lot of credibility to establish the trust needed to address the estate planning issues.
One such opportunity to build trust arose when the couple decided to move out of their home to be closer to one of their daughters. They needed a loan to bridge the gap between selling their old house and closing on the new one. Paul called Regional Lending Manager Anita Ortiz and helped them to open a USD 2 million credit line. As a result, a small fraction of the stock holding was transferred to UBS to serve as collateral.

This deal helped to inspire confidence, and after a while Paul raised the million dollar question: “Wealth preservation also means minimizing estate taxes,” he suggested. After her father’s death several years earlier, the client had regretted not addressing the issue of estate taxes as well as she might have. This time, Paul took the initiative by contacting an estate planning specialist from UBS’s network, liaising with an insurance consultant and then coming up with a tailor-made insurance policy solution.
The couple were concerned about the premiums on their life insurance policy, which, due to their age, were well above USD 1 million a year. Again teamwork was called for. Anita explained that financing for the premiums on the policy could be provided through UBS’s Premier Credit Line lending product. The solution would allow the clients to pay the premiums each year through the loan. They could also service the loan at an interest rate that matched the relatively low levels being seen in the wider market. Also, if they took that route, they would be able to protect their estate and cover their cost of living for many years to come. The product proved a big success, encouraging the couple’s daughters to seek advice from UBS as well. Says the contented client: “My husband and I are very pleased with the assistance you provided in the development of our insurance trust account. We really appreciate all of the effort, ingenuity, and time that you spent in the process. We thank you, again.”

Wealth Management USA

Facts & figures on Wealth Management USA

–	Providing a complete set of sophisticated wealth management services to affluent and high net worth clients, Wealth Management USA is the fifth-largest wealth manager in the US

–	We have CHF 634 billion in invested assets and nearly 2 million private client relationships, supported by a network of 7,766 financial advisors in 366 branch office locations

–	Our strength lies in the emphasis we put on building and maintaining consultative relationships between high net worth clients and their financial advisors, who offer a wide array of investment products and services

–	We commit considerable resources to develop and expand the capabilities of our financial advisors. With a dedi- cation to and emphasis on training, they are a key factor in developing long-term, mutually beneficial client relationships

–	Invested assets in all of our wealth management businesses, including the international business, total CHF 1.3 trillion

2003 Financials

Corporate Governance

Corporate governance – the way our leadership and management is organized and how it operates in practice – ultimately aims at leading us to success, protecting the interests of our shareholders while creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes

Management structure

We operate under a strict dual board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Chief Executive Officer (CEO) are conferred on two different people, thus providing separation of powers. No member of one board may be a member of the other. This structure establishes checks and balances and creates an institutional independence of the two boards.

The Board of Directors is the most senior body with ultimate responsibility for the strategy and the management of the company and for the supervision of its executive management. Our shareholders elect each member of the Board. The Board appoints its Chairman and Vice Chairmen, who together form the Chairman’s Office. The Board also appoints the chairmen and members of the Audit Committee, the Compensation Committee, and the Nominating Committee. The majority of the Board members are non-executive and independent.

In line with Swiss banking law, the Board has delegated the responsibility for day-to-day management to the Group Executive Board. The supervision and control of the executive management remains with the Board of Directors.
On 31 December 2003, the Board consisted of nine directors (see list below). As of the Annual General Meeting (AGM) on 15 April 2004, Johannes A. de Gier will step down from the Board due to his new function as chairman of the holding company established in

Members of the Board of Directors			As at 31 December 2003
				Current term
			Year of initial	of office
Name	Business address	Positions held in UBS	appointment	runs until

Marcel Ospel	UBS AG Bahnhofstrasse 45, CH-8098 Zurich	Chairman	2001	2005

Alberto Togni	UBS AG Bahnhofstrasse 45, CH-8098 Zurich	Executive Vice Chairman	1998	2005

Peter Böckli	Böckli Bodmer & Partners St. Jakobs-Strasse 41, CH-4002 Basel	Non-executive Vice Chairman Chairman of the Nominating Committee	1998	2006

Ernesto Bertarelli	Serono International SA Ch. des Mines 15bis, CH-1211 Geneva 20	Member of the Compensation Committee	2002	2006

Sir Peter Davis	J Sainsbury plc 33 Holborn, London EC1N 2HT	Member of the Audit Committee Member of the Nominating Committee	2001	2004 [1]

Johannes A. de Gier	GAM Klausstrasse 10, CH-8008 Zurich	Member of the Board Executive Vice Chairman until February 2003	2001	2006 [2]

Rolf A. Meyer	Heiniweidstrasse 18 CH-8806 Bäch	Chairman of the Compensation Committee Member of the Audit Committee	1998	2006

Hans Peter Ming	Sika AG Wiesenstrasse 7, CH-8008 Zurich	Member of the Compensation Committee Member of the Nominating Committee	1998	2004 [2]

Lawrence A. Weinbach	Unisys Corporation Unisys Way, Blue Bell, PA 19424	Chairman of the Audit Committee	2001	2005

Secretary to the Board of Directors		Gertrud Erismann-Peyer

1 Proposed for reelection at the AGM 2004.  2 Stepping down at the AGM 2004.

Each member of the Board is elected at the Annual General Meeting of Shareholders for a three-year term. The initial term of office for each Director is, however, fixed in such a way as to ensure that about a third of all the members have to be newly elected or reelected every year.

2003 within UBS that integrated our independent private banks and the GAM asset management business. Hans Peter Ming, whose term of office expires in 2004, is not standing for re-election as he has reached retirement age.

The Board of Directors will propose the following new members for election: Stephan Haeringer, currently deputy CEO of UBS, Helmut Panke, Chairman of the Board of Management of BMW AG, Munich, Germany, and Peter Spuhler, owner of Stadler Rail AG, Bussnang, Switzerland. After these changes, the Board of Directors will consist of ten members – three executives and seven non-executives.

The Group Executive Board (GEB) has business management responsibility for UBS. All its members are appointed by the Board of Directors. The GEB, and in particular the CEO, are accountable to the Chairman and the Board for the implementation and the results of the firm’s business strategies. Together with the Chairman and the Vice Chairmen, the GEB assumes overall responsibility for the development of UBS’s strategies. On 31 December 2003, the GEB consisted of the ten members portrayed in the photographs opposite. In January 2004, Joseph J. Grano stepped down from the GEB, handing over the CEO function of the Wealth Management USA Business Group to Mark Sutton, previously President and Chief Operating Officer. As of 1 April 2004, Clive Standish, Chairman and CEO of Asia Pacific will assume the function of Chief Financial Officer. Stephan Haeringer, currently Deputy CEO, is proposed for election to the Board of Directors at the AGM of 15 April 2004. The GEB will consist of eight members after these changes.

Peter A. Wuffli	Stephan Haeringer
CEO	Deputy CEO

Joseph J. Grano Jr.	Mark B. Sutton
Chairman	CEO
Wealth Management USA	Wealth Management USA

Clive Standish	John P. Costas
Chairman and CEO	Chairman and CEO
Asia Pacific	Investment Bank

Marcel Rohner	Georges Gagnebin
CEO	Chairman
Wealth Management	Wealth Management
& Business Banking	& Business Banking

John A. Fraser	Peter Kurer
Chairman and CEO	Group General
Global Asset Management	Counsel

Compensation for senior executives

Compensation principles and governance

Compensation for senior executives consists of a base salary and a performance-based incentive component. This incentive component generally represents a substantial part of total compensation and a significant portion of it is paid in the form of restricted or deferred UBS shares.
Compensation levels are based on the firm’s and the individual’s performance and are highly variable from year to year, in line with the profitability of the firm, measured against prior year results and established business plan targets.
Compensation of senior executives in particular is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation.
The approval of senior executive compensation and the design of senior executive compensation schemes are subject to a rigorous process. The Compensation Committee of the Board of Directors, which consists of independent members, has a central role in the compensation process. No one has any approval authority for his or her own compensation.
Details on executive and board compensation and shareholdings can be found in our Handbook 2003/2004.

Compensation for senior executives in 2003

For 2003, compensation for senior executives totaled CHF 158.4 million (excluding merger-related retention payments). This group includes the two executive members of the Board of Directors, the ten members of the GEB and Johannes A. de Gier, who stepped down as executive director during first quarter 2003.

Of the total compensation sum, CHF 79.2 million was paid in cash, representing base salaries and the cash portions of bonus. Another CHF 64.2 million was paid in the form of restricted UBS shares and CHF 12.8 million in restricted UBS options (both at fair value). Additionally, UBS made contributions to retirement plans for senior executives amounting to CHF 1.2 million and granted CHF 1 million worth in benefits in kind and fringe benefits (including car leasing, company car allowances, staff discount on banking products and services, health and welfare benefits and general expenses allowances).

In 2002, compensation for senior executives totaled CHF 147.1 million. The membership and size of UBS’s senior management differed in both years – compensation for 2002 covers three executive Board members, ten members of the GEB as of 31 December 2002, and two former members of the GEB who left UBS in 2002. Average compensation per head increased by 21% in 2003 compared to a year earlier.
Total compensation of the highest paid member of the Board of Directors, Chairman Marcel Ospel, amounted to CHF 17.2 million for the financial year 2003, including restricted UBS shares valued at CHF 7.5 million. In addition, he received CHF 1.6 million in the form of options (at fair value), granted as a long-term incentive award.

Compensation for non-executive Board members

Remuneration of non-executive directors is not performance-related. They receive a base fee of CHF 300,000 plus fixed amounts for each Committee chairmanship and membership. The total amount distributed to this group for 2003 in the form of cash and restricted shares was CHF 5.4 million.

2003 Financials

Audit

The Board of Directors and its Audit Committee supervise the functioning of the overall audit work. The Chairman’s Office has primary responsibility for the supervision of Group Internal Audit, while the Audit Committee monitors and assesses the qualification, independence and performance of the External Auditors. Ernst & Young Ltd, Basel, have been assigned the mandate to serve as global auditors for UBS. They were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Since then, shareholders voting at AGMs have annually confirmed their mandate until and including 2003, and they will be proposed for re-election at the AGM in 2004. The Audit Committee has determined that Ernst & Young Ltd. meets all independence requirements established by the US Securities and Exchange Commission (SEC).

In 2003, UBS paid Ernst & Young CHF 32.2 million for audit services (CHF 32.1 million in 2002) and CHF 19.6 million for non-audit services pre-approved by the Audit Committee (CHF 23.8 million in 2002).

Group Internal Audit provides an independent review of effectiveness of the system of internal controls and compliance with key rules and regulations. It has unrestricted access to all accounts, books and records and must be provided with all information and data required to fulfill its auditing duties. All key issues raised by Group Internal Audit are communicated to the management in charge, to the CEO and to the Chairman’s Office via formal Audit Reports. Group Internal Audit employs around 240 professionals worldwide. To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board.

Financial Results in 2003

UBS Income Statement			% change from
CHF million, except per share data	For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Operating income
Interest income		40,159	39,963	52,277	0
Interest expense		(27,860)	(29,417)	(44,236)	(5)

Net interest income		12,299	10,546	8,041	17
Credit loss (expense)/recovery		(116)	(206)	(498)	(44)

Net interest income after credit loss expense		12,183	10,340	7,543	18

Net fee and commission income		17,345	18,221	20,211	(5)
Net trading income		3,883	5,572	8,802	(30)
Other income		561	(12)	558

Total operating income		33,972	34,121	37,114	0

Operating expenses
Personnel expenses		17,231	18,524	19,828	(7)
General and administrative expenses		6,086	7,072	7,631	(14)
Depreciation of property and equipment		1,364	1,521	1,614	(10)
Amortization of goodwill and other intangible assets		943	2,460	1,323	(62)

Total operating expenses		25,624	29,577	30,396	(13)

Operating profit before tax and minority interests		8,348	4,544	6,718	84

Tax expense		1,618	678	1,401	139

Net profit before minority interests		6,730	3,866	5,317	74

Minority interests		(345)	(331)	(344)	4

Net profit		6,385	3,535	4,973	81

Basic earnings per share (CHF)		5.72	2.92	3.93	96
Diluted earnings per share (CHF)		5.61	2.87	3.78	95

 Letter from Group auditors

We have audited, in accordance with auditing standards generally accepted in the United States of America as well as those promulgated by the profession in Switzerland, the Group balance sheets of UBS AG as of 31 December 2003 and 2002, and the related Group statements of income, cash flows and changes in equity for each of the three years ended 31 December 2003 and the notes thereto (not presented herein). In our report dated 4 February 2004 (see UBS Financial Report, page 81), we expressed an unqualified opinion on those Group financial statements which are prepared in accordance with International Financial Reporting Standards (IFRS).

In our opinion, the information set forth in the accompanying Group balance sheet and income statement on pages 46 and 47 of the Annual Review are fairly stated, in all material respects, in relation to the Group financial statements from which they have been derived.

Basel, 4 February 2004

Ernst & Young Ltd
	Roger K. Perkin	Peter Heckendorn
	Chartered Accountant	lic.oec.
	in charge of the audit	in charge of the audit

2003 Financials

UBS Balance Sheet	% change from

CHF million	31.12.03	31.12.02	31.12.02

Assets
Cash and balances with central banks	3,584	4,271	(16)
Due from banks	31,667	32,468	(2)
Cash collateral on securities borrowed	213,932	139,052	54
Reverse repurchase agreements	320,587	294,086	9
Trading portfolio assets	461,772	371,436	24
Positive replacement values	84,334	82,092	3
Loans	212,504	211,647	0
Financial investments	5,139	8,391	(39)
Accrued income and prepaid expenses	6,218	6,453	(4)
Investments in associates	1,616	705	129
Property and equipment	7,659	7,869	(3)
Goodwill and other intangible assets	11,529	13,696	(16)
Other assets	25,459	8,952	184

Total assets	1,386,000	1,181,118	17

Total subordinated assets	4,794	3,652	31

Liabilities
Due to banks	127,153	83,178	53
Cash collateral on securities lent	53,278	36,870	45
Repurchase agreements	415,863	366,858	13
Trading portfolio liabilities	143,957	106,453	35
Negative replacement values	93,646	81,282	15
Due to customers	347,358	306,876	13
Accrued expenses and deferred income	13,673	15,331	(11)
Debt issued	120,237	129,411	(7)
Other liabilities	31,316	12,339	154

Total liabilities	1,346,481	1,138,598	18

Minority interests	4,073	3,529	15

Shareholders’ equity
Share capital	946	1,005	(6)
Share premium account	6,938	12,638	(45)
Net gains/(losses) not recognized in the income statement, net of tax	(983)	(159)	(518)
Retained earnings	36,725	32,638	13
Treasury shares	(8,180)	(7,131)	(15)

Total shareholders’ equity	35,446	38,991	(9)

Total liabilities, minority interests and shareholders’ equity	1,386,000	1,181,118	17

Total subordinated liabilities	9,301	10,102	(8)

2003 financial results

In 2003, we recorded the second-best annual result since UBS and SBC merged in 1998. All businesses reported a stronger set of results in 2003 than in the previous year. Our net profit in full-year 2003 was CHF 6,385 million, up from CHF 3,535 million in 2002 – an increase of 81%. Results in both 2002 and 2003 were influenced by individual items we call significant financial events. The first was the gain from our sale of private bank Hyposwiss in first quarter 2002. Then, in fourth quarter 2002, we wrote down the value of the PaineWebber brand and sold the Klinik Hirslanden hospital chain. In second quarter 2003, we sold the Correspondent Services Corporation (CSC) clearing business. Excluding these effects, and before goodwill amortization, net profit increased by 33% in 2003 from 2002. Return on equity in 2003 was 18.2%, compared to 8.9% a year earlier. Basic earnings per share were CHF 5.72 in 2003, against CHF 2.92 in 2002. The cost/income ratio was 75.2% in 2003 compared to 86.2% in 2002.

Significant financial events

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets. These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of

 Significant Financial Events (SFE)

					Wealth		Corporate
CHF million		UBS			Management USA		Center
For the year ended	Income Statement line affected	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.02

Operating income
As reported		33,972	34,121	37,114	5,182	5,548	2,676
Less: Gain on disposal of
Correspondent Services Corporation	Other income	161			161
Less: Gain on disposal of Hyposwiss	Other income		155				155
Less: Gain on disposal of Klinik Hirslanden	Other income		72				72

Adjusted operating income		33,811	33,894	37,114	5,021	5,548	2,449

Operating expenses
As reported		25,624	29,577	30,396	5,187	7,348	2,399
Less: Writedown of	Amortization of goodwill and
PaineWebber brand name	other intangible assets		1,234			1,234

Adjusted operating expenses		25,624	28,343	30,396	5,187	6,114	2,399

Operating profit / (loss) before tax and minority interests
As reported		8,348	4,544	6,718	(5)	(1,800)	277
SFE adjustments, net		(161)	1,007		(161)	1,234	(227)

Adjusted operating profit / (loss) before tax and minority interests		8,187	5,551	6,718	(166)	(566)	50

Net profit
As reported		6,385	3,535	4,973
SFE adjustments, net		(161)	1,007
Tax effect of significant financial events, net	Tax expense / (benefit)	159	(239)

Adjusted net profit		6,383	4,303	4,973

Amortization of goodwill and other intangible assets		943	1,226	1,323

Adjusted net profit before goodwill		7,326	5,529	6,296

2003 Financials

adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the GEB defines which items may be classified as SFEs.

In 2002 there were three and in 2003 there was one – they are described in more detail below.

–	We realized a net gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of Wealth Management USA’s Correspondent Services Corporation (CSC) clearing business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the writedown of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

–	In fourth quarter 2002, we recorded a non-cash writedown of CHF 953 million (pre-tax CHF 1,234 million) relating to the value of the PaineWebber brand that was held as an intangible asset on our balance sheet.

–	In fourth quarter 2002, we realized a net gain of CHF 60 million (pre-tax CHF 72 million) from the sale of Klinik Hirslanden, a private hospital group.

–	In first quarter 2002, we realized a net gain of CHF 125 million (pre-tax CHF 155 million) from the sale of private bank Hyposwiss.

Details of significant financial events are shown in the table on page 48.

Our financial targets

We focus on a consistent set of four long-term financial targets defined across periods of varying market conditions and designed to ensure that we deliver continuously improving returns to our shareholders:

–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15–20%, across periods of varying market conditions.

–	We aim to increase shareholder value through double-digit average annual percentage growth in basic earnings per share (EPS), across periods of varying market conditions.

–	Through cost reduction and earnings enhancement initiatives we aim to reduce UBS’s cost/income ratio, to a level that compares positively with best-in-class competitors.

–	We aim to achieve a clear growth trend in net new money in our wealth management units.

The first three targets are all reported pre-goodwill amortization, and adjusted for significant financial events.

 Performance against targets

For the year ended	31.12.03	31.12.02	31.12.01

RoE (%)
as reported[1]	18.2	8.9	11.7
before goodwill and adjusted for significant financial events[2]	20.9	13.9	14.8

Basic EPS (CHF)
as reported[3]	5.72	2.92	3.93
before goodwill and adjusted for significant financial events[4]	6.56	4.57	4.97

Cost/income ratio (%)
as reported[5]	75.2	86.2	80.8
before goodwill and adjusted for significant financial events[6]	72.7	79.5	77.3

Net new money, wealth management units (CHF billion)[7,8]
Wealth Management	29.7	17.7	23.2
Wealth Management USA	21.1	18.5	33.2

Total	50.8	36.2	56.4

Footnotes: 1 Net profit/average shareholders’ equity less dividends. 2 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends. 3 Details of the EPS calculation can be found in Note 8 in the Financial Report 2003. 4 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding. 5 Operating expenses/operating income less credit loss expense or recovery. 6 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events. 7 Excludes interest and dividend income. 8 Wealth Management and Wealth Management USA.

Our performance against these targets in 2003 reflected our ability to capture revenue opportunities and gain market share in improved economic and financial market conditions. These targets are evaluated before goodwill and adjusted for significant financial events (SFEs):

Our return on equity for 2003 was 20.9%, up from 13.9% a year ago and above our target range of 15% to 20%. This was the best result since the very strong return of 24.3% in 2000. The increase reflects our much improved net profit combined with a lower average level of equity resulting from our continued buy-back programs.

Basic earnings per share (EPS) stood at the highest level since 2000. In 2003, they were CHF 6.56, an increase of CHF 1.99 or 44% from a year ago, reflecting the increase in profit as well as the 8% reduction in average number of shares outstanding due to our continuous buyback activities. Without the buyback programs in place since 2000, our earnings per share would now be 14% lower.

The cost/income ratio was 72.7% in 2003, an improvement from 79.5% in 2002. It stands at its lowest level since PaineWebber became part of UBS. The slight drop in income, reflecting the difficult market environment in first half 2003, was more than compensated by a 9% decline in operating expenses due to ongoing cost management initiatives and the downward pressure on compensation ratios.

Net new money into our Wealth Management businesses totaled CHF 50.8 billion compared with CHF 36.2 billion in 2002. This is an increase of 40% and corresponds to an annual growth rate of 4.2%. Both the Wealth Management and Wealth Management USA businesses were able to attract more client money in 2003 than in 2002.

2003 Financials

Income statement key figures as reported				% change from
CHF million, except where indicated	For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Operating income		33,972	34,121	37,114	0
Operating expenses		25,624	29,577	30,396	(13)
Operating profit before tax		8,348	4,544	6,718	84

Net profit		6,385	3,535	4,973	81

KPI’s
Cost/income ratio (%)[1]		75.2	86.2	80.8
Basic earnings per share (CHF)[2]		5.72	2.92	3.93	96
Diluted earnings per share (CHF)[2]		5.61	2.87	3.78	95

Return on shareholders’ equity (%)[3]		18.2	8.9	11.7

Earnings adjusted for significant financial events and pre-goodwill[4,5]				% change from
CHF million, except where indicated	For the year ended	31.12.03	31.12.02	31.12.01	31.12.02

Operating income		33,811	33,894	37,114	0
Operating expenses		24,681	27,117	29,073	(9)
Operating profit before tax		9,130	6,777	8,041	35

Net profit		7,326	5,529	6,296	33

KPI’s
Cost/income ratio (%)[6]		72.7	79.5	77.3
Basic earnings per share (CHF)[7]		6.56	4.57	4.97	44
Diluted earnings per share (CHF)[8]		6.43	4.50	4.81	43

Return on shareholders’ equity (%)[9]		20.9	13.9	14.8

Footnotes: 1Operating expenses/operating income less credit loss expense or recovery. 2 Details of the EPS calculation can be found in Note 8 in the Financial Report 2003. 3 Net profit/average shareholders’ equity less dividends. 4 Excludes the amortization of goodwill and other intangible assets. 5 Details of significant financial events can be found on page 48 of this report. 6 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events. 7 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding. 8 Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding for diluted EPS. 9 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.

Operating income

Total operating income fell slightly to CHF 33,972 million in 2003 from CHF 34,121 million in 2002. Adjusted for the divestment gains of CHF 227 million due to the sale of Hyposwiss and Klinik Hirslanden in 2002 and of CHF 161 million due to the sale of Correspondent Services Corporation in 2003, total operating income in 2003 was CHF 33,811 million, compared to CHF 33,894 million in 2002. The drop was caused by lower asset-based revenues impacted by the low market levels in early 2003, which only started to recover in the second half of the year. Operating income was also affected by the weakening of major currencies against the Swiss franc, including the 13% drop of the US dollar. This was partially offset by higher income from fixed income trading and much lower private equity writedowns.

Net interest income of CHF 12,299 million in 2003 was 17% higher than the CHF 10,546 million in 2002. Net trading income, at CHF 3,883 million in 2003, declined 30% from CHF 5,572 million a year earlier. As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

Net income from interest margin products dropped by 4% to CHF 5,077 million in 2003 from CHF 5,275

2003 Financials

million in 2002. The result reflects lower interest margins on client savings and cash accounts, and declining revenues from our diminishing recovery portfolio in Switzerland, as well as lower interest revenue on margin loans in the US as we sold our Correspondent Services Corporation (CSC) clearing business. These effects were partially offset by higher mortgages and saving accounts volumes in Switzerland.

Over the full year, net income from trading activities, at CHF 10,810 million in 2003, was up 2% from CHF 10,605 million a year earlier. Equity trading income of CHF 2,464 million was down 12% from CHF 2,794 million a year earlier. The drop reflected the weakening of most major currencies against the Swiss franc. Excluding currency fluctuations, equity trading revenues increased as the business benefited from improved trading opportunities that followed the strong market recovery. Fixed income trading revenue was CHF 6,530 million in 2003, up 8% from CHF 6,041 million in the same period a year earlier. This increase was due to better performances across our businesses with very strong revenues in our Principal Finance, Mortgage-backed Securities and Derivatives businesses. However, results were also affected by the US dollar’s decline against the Swiss franc and negative revenues of CHF 678 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book. Over the full year, foreign exchange trading revenues, at CHF 1,501 million, remained virtually unchanged from CHF 1,500 million in 2002.

Net income from treasury activities, at CHF 1,415 million in 2003, was down 15% from CHF 1,667 million a year earlier. The drop mainly reflected lower income from our invested equity as we continued to buy back shares, as well as experiencing a further decline in interest rates. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than Swiss francs.

In 2003, other net trading and interest income showed negative revenues of CHF 1,120 million compared to negative CHF 1,429 million a year earlier. The improvement was mainly due to lower goodwill funding costs related to the writedown of the value of the PaineWebber brand, and lower funding needs for our private equity portfolio.

Total credit loss expense for UBS in 2003 amounted to CHF 116 million, compared to CHF 206 million in 2002. The exceptionally strong result reflects the high quality of our credit portfolio in Switzerland. In the Investment Bank, a continued strong performance was the result of minimal exposure to new defaults plus more favorable outlooks for emerging market economies.

At CHF 17,345 million, net fee and commission income in 2003 was 5% lower than CHF 18,221 million in 2002. The drop was mainly due to the weakening of the US dollar and other major currencies against the Swiss franc. Excluding currency effects, net fee and commission income actually increased, with a record result in our underwriting activities. However, our asset-based revenues suffered from the low market levels in early 2003 and only started to recover in the second half of the year. Further, our brokerage revenues only started to rebound as the year progressed, following the gradual rise in market activity levels.

Other income was CHF 561 million in 2003 compared with a loss of CHF 12 million a year earlier. The increase was mainly due to a drop in private equity impairment charges, as well as higher disposal gains from our private equity investments. This was partially offset by a reduction in divestment gains from other financial investments as well as a CHF 66 million decline in gains from disposals of associates and subsidiaries (the two 2002 gains of CHF 72 million from Klinik Hirslanden and CHF 155 million from Hyposwiss less 2003’s CSC gain of CHF 161 million). Other income was further impacted by the fall-off in income from Klinik Hirslanden.

Operating expenses

Total operating expenses fell below their level in 2000. In full-year 2003, they were CHF 25,624 million, down 13% from CHF 29,577 million a year earlier. The drop was influenced by the writedown of the value of the PaineWebber brand in fourth quarter 2002, which resulted in an amortization expense of CHF 1,234 million. Excluding the writedown, expenses declined 10% with drops recorded in all categories of costs. General and administrative expenses fell 14%, reflecting our continuous cost-cutting initiatives, whereas personnel expenses dropped by 7%. Overall, the decline in expenses was helped by the weakening of the US dollar against the Swiss franc and last year’s sale of Klinik Hirslanden.

Personnel expenses dropped by 7% to CHF 17,231 million in 2003 from CHF 18,524 million in 2002. The drop was mainly due to the weakening of the US dollar against the Swiss franc. Salary expenses fell due to the 5% reduction in headcount over the period. The drop was further accentuated by lower contractor expenses and retention payments. This was partially offset by higher performance-related compensation expenses that increased in line with our improving revenue, as well as slightly higher contributions to retirement plans. Over the full year, approximately 44% of this year’s personnel expense was paid as bonus or other variable compensation, up from 42% in 2002. Average variable compensation per head in 2003 was 3% higher than in 2002.

In full-year 2003, general and administrative expenses, at CHF 6,086 million, were down 14% from CHF 7,072 million a year earlier. Strict cost control in all our businesses led to a drop in nearly all cost categories. The biggest declines were in overall provisions, with major decreases in legal and security provisions (2002 included the charge of CHF 111 million (USD 80 million) related to the US equity research settlement). Administration, IT and telecommunication expenses saw significant drops from our continued cost-saving initiatives, partially offset by slightly higher rent and maintenance expenses as well as professional fees, the latter due to higher project-related costs.

At CHF 1,521 million in 2002, depreciation fell 10% to CHF 1,364 million in 2003, mainly due to lower IT-related charges, as well as the weakening of the US dollar against the Swiss franc.

Amortization of goodwill and other intangible assets decreased from CHF 2,460 million in 2002 to CHF 943 million in 2003. The main reason for the drop was because, in 2002, we wrote down the value of the PaineWebber brand name. Excluding that charge, the drop would have been 23%, reflecting the full amortization of some businesses, as well as the strengthening of the Swiss franc against the US dollar.

We incurred a tax expense of CHF 1,618 million in 2003, up from CHF 678 million in 2002. This corresponds to an effective tax rate of 19.4% in 2003. Excluding the effect of the sale of Correspondent Services Corporation (sold in second quarter 2003), our effective tax rate for the full year is 17.8%, compared to 2002’s full-year rate of 16.5% (before significant financial events). The particularly low 2002 rate was driven by lower progressive tax rates in Switzerland, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. The 2003 tax rate was positively influenced by a continued favorable regional profit mix and the successful conclusion of tax audits. We believe that an underlying tax rate of around 19-20% (before significant financial events) continues to be a reasonable indicator for 2004.

Headcount

Headcount, at 65,929 on 31 December 2003, was 5% lower than a year ago. While we have been able to avoid major job cut programs in the last three years, we have closely monitored our cost structure and staffing needs. We have not needed to maintain all our capacity during the recent market downturn and we have continued to improve efficiency and productivity. Therefore, we have gradually reduced headcount across the firm while, at the same time, expanding our capabilities in areas with positive growth potential.

Dividend

The Board of Directors will recommend at the Annual General Meeting on 15 April 2004 that UBS should pay a dividend of CHF 2.60 per share for the 2003 financial year, an increase of 30% or CHF 0.60 from the CHF 2.00 dividend paid at the same time a year earlier for the 2002 financial year.

Balance sheet

Total assets, at CHF 1,386 billion on 31 December 2003, increased by 17% from CHF 1,181 billion on 31 December 2002. The increase was mainly due to higher trading activities, partially offset by the 10% weakening of the US dollar against the Swiss franc. Total liabilities increased to CHF 1,346 billion on 31 December 2003, up 18% from CHF 1,139 billion a year earlier.
     Shareholders’ equity decreased by CHF 3.5 billion, or 9%, between 2003 and 2002, due to the dividend payment and our continuous share buyback programs offsetting retention of our 2003 net profit.

Business Group Results in 2003

 Business Group Key Figures

		Wealth Management
		& Business Banking		Global Asset Management		Investment Bank
CHF million	For the year ended	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Income		12,052	12,184	1,737	1,655	14,120	12,498
Credit loss (expense)/recovery[1]		(131)	(312)	0	0	(139)	(128)

Total operating income		11,921	11,872	1,737	1,655	13,981	12,370

Personnel expenses		4,584	4,596	816	774	7,357	7,878
General and administrative expenses		2,116	2,251	407	447	2,130	2,378
Depreciation		384	448	29	29	327	382
Amortization of goodwill and other intangible assets		75	97	153	186	278	364

Total operating expenses		7,159	7,392	1,405	1,436	10,092	11,002

Business Group performance before tax excluding significant financial events		4,762	4,480	332	219	3,889	1,368
Significant financial events		0	0	0	0	0	0
Tax expense

Net profit before minority interests
Minority interests

Net profit

Wealth Management & Business Banking

Wealth Management

Full-year 2003 pre-tax profit, at CHF 2,609 million, increased 4% from 2002 on the financial market recovery in the second half of the year.
Operating income in 2003 was CHF 6,793 million, up 2% from CHF 6,664 million in 2002. Recurring income decreased 2% on declining asset-based revenues, reflecting the lower average asset base early in 2003. Non-recurring income increased 11%. At CHF 4,184 million, full-year operating expenses for 2003 were up 1% from CHF 4,151 million a year earlier, reflecting our investments in the European wealth management business and higher personnel expenses. Personnel expenses rose 4% in 2003 compared to a year earlier, mainly due to higher severance payments, as well as slightly higher performance-related compensation. General and administrative expenses in 2003 were almost unchanged from 2002, as our ongoing tight management of costs more than offset the investments in our European wealth management business. The cost/income ratio remained unchanged at 62%. In full-year 2003, net new money inflows totaled CHF 29.7 billion, up 68% from CHF 17.7 billion in 2002. The excellent performance was due to strong inflows into our European wealth management business, as well as significant inflows from clients in Asia and Eastern Europe.

Our European wealth management business continued to make significant progress. After three years of intense effort, the total level of invested assets in Germany, France, UK, Spain and Italy was CHF 46 billion.

Business Banking Switzerland

Full-year pre-tax profit in 2003 was a record CHF 2,153 million, up 9% from 2002. The result was achieved despite slightly lower revenues in market conditions that were difficult at the outset of the year but improved steadily thereafter.
Full-year total operating income was CHF 5,128 million, down slightly from 2002’s level of CHF 5,208 million. Interest income declined due to continued pressure on the margins of liability products and the decrease in the recovery portfolio. Trading and fee income also declined, reflecting the difficult market environment at the beginning of the year. These developments were mostly offset by lower credit loss expenses reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years. We continued to control our costs tightly. Full-year 2003 operating expenses were CHF 2,975 million, down 8% from CHF 3,241 million in 2002. They were at their lowest level since 1999. In 2003, personnel expenses, general and administrative expenses and depreciation all reached their lowest levels since 1999. Business Banking Switzerland’s loan portfolio was CHF 139 billion on 31 December 2003, unchanged

2003 Financials

Wealth Management USA		Corporate Center		UBS
31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

5,029	5,561	989	2,202	33,927	34,100
(8)	(13)	162	247	(116)	(206)

5,021	5,548	1,151	2,449	33,811	33,894

3,712	4,245	762	1,031	17,231	18,524
988	1,263	445	733	6,086	7,072
151	149	473	513	1,364	1,521
336	457	101	122	943	1,226

5,187	6,114	1,781	2,399	25,624	28,343

(166)	(566)	(630)	50	8,187	5,551
161	(1,234)	0	227	161	(1,007)
				1,618	678

				6,730	3,866
				(345)	(331)

				6,385	3,535

Note: 1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net actual credit loss is reported for each Business Group. The breakdown by Business Group of the net credit loss expense for financial reporting purposes of CHF 116 million expense for the year ended 31 December 2003 (CHF 206 million expense for the year ended 31 December 2002) is as follows: Wealth Management & Business Banking CHF 75 million expense (CHF 238 million expense), Investment Bank CHF 40 million expense (CHF 35 million recovery), Wealth Management USA CHF 3 million expense (CHF 15 million expense) and Corporate Center CHF 2 million recovery (CHF 12 million recovery).

from a year earlier, as an increase in volumes of private client mortgages was offset by declining volumes in the corporate clients area and a further reduction in the recovery portfolio to CHF 6.4 billion on 31 December 2003 from CHF 8.6 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 3.2% from 3.6%, while the ratio of impaired loans to gross loans was 4.6% compared to 6.0% in 2002.

Global Asset Management

Global Asset Management reported a pre-tax profit of CHF 332 million in 2003, an increase of 52% from 2002’s pre-tax profit of CHF 219 million.

In full-year 2003, operating income was CHF 1,737 million, up 5% from CHF 1,655 million, reflecting the recovery in equity market valuations in the second half of 2003, coupled with strong inflows into alternative investments, equities and fixed income mandates, resulting in higher invested asset levels and consequently higher asset-based revenues. Performance-related fees, especially in the alternative and quantitative business, showed significant improvement over 2002. Ongoing cost control initiatives that systematically reduced operating expenses contributed significantly to improved profitability. General and administrative expenses decreased due to lower IT and premises costs.

For full-year 2003, net new money inflows in the institutional business stood at CHF 12.7 billion, improving significantly from the outflow of CHF 1.4 billion recorded in 2002. The wholesale intermediary fund business reported a net new money outflow of CHF 5.0 billion in 2003 compared with an outflow of CHF 6.3 billion in 2002. The net outflow in 2003 was entirely attributable to outflows in money market funds related to the launch of UBS Bank USA, a new unit of the Wealth Management USA business. Before the bank’s launch in third quarter 2003, private-client cash balances in the US were swept into money market funds. Now they are redirected automatically into FDIC-insured deposit accounts.

Investment Bank

Investment Banking & Securities

Pre-tax profit was CHF 4,078 million in full-year 2003, up 30% from a year earlier. This result was achieved despite the weakening of the US dollar against the Swiss franc and reflects strong performances in all our businesses.
Full-year 2003 revenues were up 1% from CHF 14,100 million a year earlier. Investment Banking revenues dropped 11% from CHF 1,915 million a year earlier. Excluding the currency impact, revenues actually rose, reflecting our increased share of the investment banking fee pool. Equities revenues in full-year 2003 fell 13%

2003 Financials

reflecting negative currency impacts, despite strong performances in the equity finance, proprietary and primary businesses. The Fixed Income, Rates and Currencies business posted a record result. Revenues were up 16% from CHF 6,560 million a year earlier. Revenues increased in all businesses, but the gains were particularly strong in Fixed Income, Principal Finance, Mortgaged-Backed Securities and Foreign Exchange. Total operating expenses dropped 8% to CHF 9,980 million in 2003, mainly reflecting the weakening of the US dollar against the Swiss franc, although our continued tight management of costs helped. Personnel expenses in 2003 fell 6% from 2002. Excluding currency fluctuations, personnel expenses rose, reflecting higher performance-related compensation, which increased along with revenues, and higher severance expenses. Our cost/income ratio fell to 70% in 2003 from 77% a year earlier. Excluding goodwill amortization, it decreased to 68% in 2003 from 74% in 2002. The drop reflects the slight increase in revenues, driven by our Fixed Income, Rates and Currencies business, set against the drop in operating expenses, which reflected our disciplined cost control.
Our compensation ratio in 2003 was 51%, down from 55% in 2002. The payout levels of annual performance-related payments are driven by the revenue mix across business areas and are managed in line with market levels.

Private Equity

In full-year 2003, Private Equity posted a pre-tax loss of CHF 189 million - a marked improvement on the pre-tax loss of CHF 1,761 million in 2002, reflecting lower levels of writedowns and a number of successful exits in 2003. Writedowns in 2003 totaled CHF 353 million, compared to CHF 1.7 billion in 2002.

Wealth Management USA

Including acquisition costs (goodwill amortization, net goodwill funding and retention payments), Wealth Management USA reported a pre-tax loss of CHF 5 million in 2003 compared to a loss of CHF 1,800 million a year earlier. Total operating income was CHF 5,182 million compared to CHF 5,548 million in 2002. Total operating expenses decreased 29% to CHF 5,187 million in 2003 from CHF 7,348 million in 2002.

Both 2002 and 2003 results included the significant financial events highlighted at the beginning of this section. After their exclusion and before acquisition costs, profit was CHF 664 million in 2003, up from CHF 632 million in 2002. On the same basis and in US dollar terms, profit in 2003 was 21% higher than in 2002. This represents the best result since PaineWebber became part of UBS, reflecting strong recurring fee gains and improved transactional revenues. Client activity increased, with daily average trades rising 3% above their 2002 level. In addition, conditions in the municipal securities market remained extremely buoyant, with new issues hitting an all-time high this year.
At the same time, we continued to benefit from cost-saving initiatives started when PaineWebber became a part of UBS. Accordingly, the cost/income ratio dropped to 100% in 2003 from 132% in 2002. Before acquisition costs and significant financial events it was 87% for full-year 2003, compared to 89% in 2002.
The Wealth Management USA business was well positioned to benefit from the improvement in investor sentiment and market conditions in 2003. Net new money inflows of CHF 21.1 billion over the year reflected the strong appeal of our advice and services.

Sources of Information about UBS

Publications

This Annual Review is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530-0401).

Handbook 2003 / 2004: Our Handbook 2003 / 2004 contains a detailed description of UBS, our strategy, organization, and businesses, as well as our financial management including credit, market and operational risk, our treasury processes, and details of our corporate governance. It is available in English and German. (SAP no. 80532-0401).

Financial Report 2003: Our Financial Report 2003 contains our audited Financial Statements for the year 2003 and related detailed analysis. It is available in English and German. (SAP no. 80531-0401).

Quarterly reports: We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

How to order reports: Each of these reports is available on the internet at: www.ubs.com/investors, in the “Financials” section. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website: Our Investors and Analysts website at www.ubs.com/ investors offers a wide range of information about UBS, including financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our internet-based information is available in English and German, with some sections also in French and Italian.

Messenger service: On the Investors and Analysts website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations: Senior management present UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent results webcasts can be found in the “Financials” section of our Investors and Analysts website.

UBS and the environment: The Handbook 2003 / 2004 contains a summary of UBS environmental policies as part of the Corporate Responsibility section. More detailed information is available at: www.ubs.com/environment

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the Form 20-F, our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of this Handbook 2003 / 2004 or to parts of the Financial Report 2003. However, there is a small amount of additional information in the Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1-202-942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on page 58.

 Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS. UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesell-schaft, a corporation that has issued shares of common stock to investors.

The addresses and telephone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8098 Zurich, Switzerland, Phone +41-1-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, Phone +41-61-288 20 20. UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Contacts

Switchboards	Zurich	+41-1-234 11 11
For all general queries.	London	+44-20-7568 0000
	New York	+1-212-821 3000
	Hong Kong	+852-2971 8888

Investor Relations	Zurich
Our Investor Relations team supports institutional, professional and retail investors from offices in Zurich and New York.	Hotline Christian Gruetter Cate Lybrook Oliver Lee Fax	+41-1-234 41 00 +41-1-234 43 60 +41-1-234 22 81 +41-1-234 27 33 +41-1-234 34 15	UBS AG Investor Relations P.O. Box CH-8098 Zurich, Switzerland

www.ubs.com/investors

New York
	Hotline	+1-212-713 3641	UBS Americas Inc.
	Christopher McNamee	+1-212-713 3091	Investor Relations
	Fax	+1-212-713 1381	135 W. 50th Street, 10th Floor New York, NY 10020, USA

sh-investorrelations@ubs.com

Group Media Relations	Zurich	+41-1-234 85 00	sh-gpr@ubs.com
Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	London New York Hong Kong	+44-20-7567 4714 +1-212-713 8391 +852-2971 8200	ubs-media-relations@ubs.com mediarelations-ny@ubs.com sh-mediarelations-ap@ubs.com

www.ubs.com/media

Shareholder Services	Hotline	+41-1-235 62 02	UBS AG
UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Fax	+41-1-235 31 54	Shareholder Services P.O. Box CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent	calls from the US	+1-866-541 9689	Mellon Investor Services
For all Global Registered Share-related queries in the USA.	calls outside the US Fax	+1-201-329 8451 +1-201-296 4801	Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07660, USA
www.melloninvestor.com

shrrelations@melloninvestor.com

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland
Languages: English, German, French, Italian, Spanish
SAP-No. 80530E-0401

P.O. Box, CH-8098
Zurich P.O. Box,
CH-4002 Basel
www.ubs.com

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein

Name: Robert Dinerstein
Title: Managing Director

By:	/s/ Per Dyrvik

Name: Per Dyrvik
Title: Managing Director

Date: March 17, 2004